Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ____May__________ 2004
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	         This Form 6-K consists of the following:
______________________________________________________________________________



        TELUS Management's Discussion and Analysis - First Quarter 2004


    Forward-looking statements
    ==========================================================================
    This document and the management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; dividends; human resources (including the outcome of outstanding labour relations issues); technology (including reliance on systems and information technology); regulatory developments; process risks; health and safety; strategic partners; litigation; business continuity events and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the United States.

    See the Risks and uncertainties section in TELUS' 2003 Annual Report - Management's discussion and analysis for further information.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
    ==========================================================================

    Management's discussion and analysis - May 5, 2004

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month periods ended March 31, 2004 and 2003, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding forward-looking statements (see Forward-looking statements). TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 20 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis have been reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
    The following discussion is comprised of significant updates since Management's discussion and analysis in TELUS' 2003 Annual Report:

    1.  Core business, vision and strategy
    2.  Key performance drivers
    3.  Capability to deliver results
    4.  Results
    5.  Risks and uncertainties

    1.  Core business, vision and strategy

    Strategic imperatives

    TELUS continues to be guided by its six strategic imperatives established four years ago that serve as a guideline for the Company's actions. Some examples of TELUS' progress in 2004 against these imperatives follow:

    Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

    On March 4, TELUS, O.N.Telcom, and the Province of Ontario announced their intention to enter into a strategic alliance, in which TELUS will provide O.N. Telcom with management support services and access to its products and services. The agreement provides O.N.Telcom with access to the TELUS national IP backbone, technology and services while positioning O.N.Telcom for improved customer service from TELUS' extensive product and market development initiatives. The agreement strengthens TELUS' relationship with the Ontario provincial government.

    2.  Key performance drivers

    Reaching a collective agreement

    In February 2004, TELUS Communications Inc. ("TCI") filed applications with both the Canadian Industrial Relations Board ("CIRB") and the Federal Court of Appeal seeking a review of the CIRB's earlier decisions, which imposed a communications ban and required TCI to offer binding arbitration to the Telecommunications Workers Union ("TWU"). On April 8, 2004, the CIRB rendered the full reasons regarding the complaints that led to its earlier decisions. The CIRB imposed a further communications ban on TCI, prohibiting communications with bargaining unit members on matters of employment and collective interest until such time as the conditions of the Canada Labour Code with respect to gaining the right to strike or lockout have been satisfied. TCI will also be seeking reconsideration and a judicial review of the CIRB's April 8, 2004 decision.
    TCI and the TWU have had discussions, at times with the assistance of each party's legal counsel, to agree on the binding arbitration process such as the selection of an arbitrator, terms of reference/guiding principles that an arbitrator would take into consideration, hearing location, dates, etc. The parties have not made much progress.
    On March 25, 2004, the TWU filed an application with the CIRB requesting that the Vice-Chairperson name an arbitrator and specify that such arbitrator would be responsible for setting the terms of reference/criteria and procedures related to binding arbitration. On April 1, 2004, TCI requested that the TWU's application be placed on hold pending the outcome of the CIRB's reconsideration decision. On April 8, 2004, the CIRB issued a letter advising both TCI and the union that the union's application would be placed in abeyance until the CIRB renders a decision on the reconsideration application.

    3.  Capability to deliver results

    Capabilities are discussed in the Company's 2003 annual Management's discussion and analysis.

    4.  Results

Critical accounting estimates
-----------------------------

    The Company's critical accounting estimates are discussed in the Company's 2003 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting policy developments
------------------------------

    Share-based compensation (Note 2(a) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the amended recommendations of the CICA for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) apply to the Company. The Company has selected the modified-prospective transition method (also referred to as the retroactive application without restatement method), implemented effective January 1, 2004. To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances have been restated.

    Equity settled obligations (Note 2(b) of the interim consolidated financial statements)

    Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the consolidated balance sheets (previously classified as a component of equity) and the associated interest expense correspondingly being classified with financing costs on the consolidated statements of income (previously recorded net of income taxes as an adjustment to retained earnings). The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively. As a result of the reclassification of convertible debentures, minor changes were effected in historical Net debt to EBITDA ratios, and historical Net debt to total capitalization ratios. The reclassification of the associated interest expense resulted in minor changes in historical EBITDA interest coverage ratios.

Financial impact of price cap decisions
---------------------------------------

    As discussed in detail in TELUS' 2003 annual report management's discussion and analysis, the price cap regulatory regime has been in place since June of 2002. The incremental impact of these decisions on the Communications segment Operating revenues and EBITDA are no longer expected to be significant. The assumptions for 2004 annual guidance originally anticipated about $24 million negative impact on revenues, and $20 million negative impact on EBITDA. It is currently expected that the negative impact on revenues and EBITDA will be approximately $10 million as a result of a higher inflation rate of 3.4%, as measured by the 2003 chain-weighted Gross Domestic Product Price Inflation ("GDP-PI"). See Risks and uncertainties - Regulation for an update on CRTC proceedings that deal with the disposal of amounts accumulated in price cap deferral accounts.

Results of operations
---------------------

Consolidated highlights

Quarters ended March 31                   2004      2003       Change    %
------------------------------------------------------------------------------
        ($ in millions except
         per share amounts)

        Operating revenues                1,803.8   1,740.9     62.9     3.6

        EBITDA(1)                           721.3     664.3     57.0     8.6

        Net income                          101.3      89.5     11.8    13.2

        Earnings per share, basic
         and diluted                         0.28      0.26     0.02     7.7

        Cash dividends declared per share    0.15      0.15        -       -

        Cash provided by operating
         activities                         588.1     404.7    183.4    45.3

        Capital expenditures                309.7     207.8    101.9    49.0

        Free cash flow(2)                   443.3     267.6    175.7    65.7
       ----------------------------------------------------------------------
        Non-GAAP measures used by management to evaluate performance of business units and segments

        (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is calculated as:

                                                      2004 Q1    2003 Q1
                                                      --------   --------
                Operating revenues                    1,803.8    1,740.9
                Less Operations expense               1,066.6    1,070.1
                Less Restructuring and workforce
                 reduction costs                         15.9        6.5
                                                      --------   --------
                EBITDA                                  721.3      664.3

            The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

        (2) Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities, Free cash flow is relevant because it provides an indication of how much cash is available before changes in working capital (such as trade payables, and trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results) and after funding capital expenditures. The following shows the calculation of Free Cash Flow and reconciles EBITDA and Free cash flow with Cash provided by operating activities:

                                                      2004 Q1    2003 Q1
                                                      --------   --------
                EBITDA                                  721.3      664.3
                Restructuring and workforce reduction
                 costs, net of cash payments            (52.5)    (147.4)
                Excess of share compensation expense
                 over payments                            5.0          -
                Cash interest paid                      (22.8)     (36.0)
                Cash interest received                   14.2        1.0
                Income taxes received (paid)            104.6       (0.6)
                Capital expenditures (capex)           (309.7)    (207.8)
                Investment tax credits received
                  (included in EBITDA or capex and
                  Income taxes received (paid))         (16.8)      (5.9)
                                                      --------   --------
                Free cash flow                          443.3      267.6
                Deduct excess of share compensation
                 expense over payments                   (5.0)         -
                Add back capital expenditures           309.7      207.8
                Share-based compensation                  4.7          -
                Net employee defined benefit plans
                 expense (credit)                         4.9       13.1
                Employer contributions to employee
                 defined benefit plans                  (28.6)     (18.0)
                Other net operating activities            6.1        6.9
                Non-cash working capital changes
                 except changes in taxes and interest  (147.0)     (72.7)
                                                      --------   --------
                Cash provided by operating activities   588.1      404.7
    -------------------------------------------------------------------------

    Consolidated Operating revenue and EBITDA increased significantly in the first quarter of 2004, when compared with the same period in 2003, primarily as a result of 20.4% growth in TELUS Mobility Network revenues, with only a 9.0% increase in TELUS Mobility operations expenses. TELUS' Communications segment experienced a 2.9% decrease in Operating revenue, primarily in local and long distance services, while reducing operations expenses by 4.5%. Further detail is presented below by segment.
    Consolidated Financing costs decreased by $19.3 million in the first quarter of 2004, when compared with the same period in 2003, as a result of lower interest on long-term and short-term debt, and increased interest income including interest income from the settlement of tax matters. Income before taxes and non-controlling interest increased by $81.4 million to $164.7 million in the first quarter of 2004 as compared with the first quarter of 2003, as a result of improved operating profitability and lower net financing costs. Increased Income taxes were a result of this higher income and a favourable $47.0 million income tax adjustment recorded in the first quarter of 2003 for the settlement of tax matters relating to prior years, which had higher tax rates. Consequently, Net income increased by $11.8 million or 13.2%.
    Basic and diluted earnings per share increased by two cents in the first quarter of 2004, as compared with the same period last year as a result of increased Net income, partly offset by a larger number of shares outstanding. Basic earnings per share impacts of tax settlements and related interest for the first quarters of 2004 and 2003 were approximately four cents and 15 cents, respectively. Excluding these impacts, basic earnings per share increased by approximately 13 cents.
    Significant growth in Cash provided by operating activities and Free cash flow in the first quarter of 2004, when compared with the first quarter of 2003, included the cash recovery of income taxes, lower payments under restructuring programs, improved operating profitability and lower interest paid. Cash provided by operating activities was net of a $150 million reduction in securitized receivables, while Free cash flow was net of an increase in capital expenditures. Communications segment capital expenditures increased significantly in the first quarter of 2004, due to investment in new service development and infrastructure to improve customer service and support new customers.

    Communications segment
    - Operating revenues decreased by 2.9% in the first quarter of 2004, when compared with the same period in 2003. Normalized for the divestiture of certain application development assets in 2003, Operating revenues decreased by approximately $25.0 million or 2.0%.
    - Network access lines decreased by 22,000 during the first quarter of 2004 as a result of competition and technological substitution.
    - High speed Internet net additions were 43,600 in the first quarter of 2004, an increase of 35.8% over the first quarter of 2003.
    - Operations expenses decreased by $33.0 million and included additional Operational Efficiency Program salary and benefit savings of $23.0 million.
    - EBITDA decreased by $12.2 million from lower revenues and a $9.4 million increase in restructuring charges, partly offset by lower operations expenses. Restructuring charges were recorded for 2004 initiatives including geographical consolidation of an information technology department from 15 locations to two primary locations.
    - Cash flow (EBITDA less capital expenditures) decreased by $118.1 million to $214.1 million in the first quarter of 2004, when compared with the same period in 2003, primarily because of an increase in capital spending.

    Mobility segment
    - Total revenue grew by 18.9% in the first quarter of 2004, when compared with the same period in 2003. Network revenue grew by 20% year-over-year for the second successive quarter including a record increase of $100.3 million in the first quarter of 2004, when compared with the same period last year.
    - ARPU (average revenue per subscriber unit) increased $3 to $57, representing a fifth consecutive quarter of year over year increases.
    - Acquisition cost of acquisition ("Acquisition COA") improved to $383 from $425, a notable achievement when coupled with significant subscriber growth.
    - EBITDA increased by $69.2 million or 38.7% representing a Network revenue flow through of 69%.
    - EBITDA margin expanded by 5.5 percentage points to 41.8% of Network revenue (38.9% of total revenue).
    - Cash flow (EBITDA less capital expenditures) increased by $73.2 million or 58.9% to a record $197.5 million.
    - Net subscriber additions were 76,100 or 14.1% higher than the first quarter of 2003. Notably, higher revenue-generating postpaid subscriber net additions increased significantly by 49.4%, representing a third successive quarter of positive growth. Postpaid subscribers were 82.2% of total net subscriber additions in the first quarter of 2004.
    -  Blended churn remained a healthy 1.5%.

    The following discussion for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated financial results.

Operating revenues - Communications segment

Quarters ended March 31                     2004     2003     Change    %
------------------------------------------------------------------------------
        ($ millions)
        Voice local (and contribution)      528.9    538.8     (9.9)    (1.8)
        Voice long distance                 229.6    251.1    (21.5)    (8.6)
        Data                                339.8    342.8     (3.0)    (0.9)
        Other                                72.8     75.8     (3.0)    (4.0)
       ----------------------------------------------------------------------
        External operating revenue        1,171.1  1,208.5    (37.4)    (3.1)
        Intersegment revenue                 25.0     23.4      1.6      6.8
       ----------------------------------------------------------------------
        Total operating revenue           1,196.1  1,231.9    (35.8)    (2.9)
       ----------------------------------------------------------------------

Key operating indicators - Communications segment
        (000s)                              2004     2003     Change    %
       ----------------------------------------------------------------------
As at March 31
---------------
        Network access lines               4,848     4,913      (65)    (1.3)

        High-speed Internet subscribers    605.2     442.1    163.1     36.9
        Dial-up Internet subscribers       309.1     372.1    (63.0)   (16.9)
                                         -------- --------- -------- --------
        Total Internet subscribers(1)      914.3     814.2    100.1     12.3

Quarters ended March 31
------------------------
        Change in network access lines       (22)        2      (24)      NM

        High-speed Internet net additions   43.6      32.1     11.5     35.8
        Dial-up Internet net reductions    (10.7)    (19.6)     8.9     45.4
                                         -------- --------- --------
        Total Internet subscriber net
         additions(1)                       32.9      12.5     20.4    163.2
       ----------------------------------------------------------------------

        (1) As a result of a subscriber audit following a billing system conversion in the third quarter of 2002, Internet subscriber counts and net additions for the first quarter of 2003 are net of reductions of approximately 6.4 dial-up subscribers and approximately 3.0 high-speed Internet subscribers.
        NM - not meaningful

    The Communications segment continued to experience an industry-wide trend of declining traditional revenues and softness in data revenue growth.

    - Voice local revenue is generated from: (i) access to the Company's network, which is provided to customers on a monthly subscription basis; (ii) from the Company's optional and pay-per-use enhanced services, and; (iii) the Company's share of contribution pool funds for providing service in high cost rural service areas. Voice local revenue decreased in the first quarter of 2004, when compared with the first quarter of 2003, primarily as a result of fewer access lines, partly offset by modest increases in interconnection and enhanced services revenues.

       Consumer network access lines decreased by 12,000 in the first quarter of 2004 as compared with a decrease of 2,000 in the first quarter of 2003. Consumer line losses resulted from technological substitution, including substitution to wireless, and competitive activity. Business network access lines decreased by 10,000 in the first quarter of 2004 compared with an increase of 4,000 in the same period in 2003. Business lines decreased primarily as a result of Centrex line losses to competition (including Alberta Supernet) and migration to more efficient ISDN services. The year-over-year decrease in total access lines in the first quarter of 2004 was 1.3%.

    - Voice long distance revenue decreased significantly in first quarter of 2004, when compared with the same period in 2003. The decrease was primarily as a result of fewer consumer minutes and price competition. Wholesale settlement revenues were relatively unchanged as higher volumes were offset by lower prices. Substitution to alternative technologies such as e-mail, Internet and wireless contributed to long distance revenue and minute erosion.

    - Data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, and data equipment sales. Wireless data revenues are included in Mobility segment Network revenues. Communications segment data revenue in the first quarter of 2003 included approximately $10.8 million of application development revenues from assets that were divested in the second and fourth quarters last year. Data revenue growth normalized for the disposal of assets was $7.9 million or 2.3% in the first quarter of 2004, as compared with 2003. Internet service revenues increased by $5.4 million in the first quarter of 2004, when compared with the same period in 2003, primarily as a result of growth in the Internet subscriber base. TELUS high-speed Internet subscriber net additions increased by 35.8% in the first quarter of 2004, when compared with the same period in 2003, bringing high-speed Internet subscribers to 605,200 at March 31, 2004. Managed workplace revenues increased by $12.3 million due to higher functional outsourcing services. Partly offsetting growth in Internet and managed workplace were lower legacy data services revenues.

    - Other revenue decreased in the first quarter of 2004, when compared with the same period in 2003, primarily as a result of lower voice equipment rental and sales and the conclusion in the first quarter of 2004 of amortization of deferred individual line service grant revenues. The annual impact of the conclusion of individual line service grants will be lower revenues of $6.7 million in 2004. Individual line service grants were provided in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.

    - Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

    Total external operating revenue discussed above included non-incumbent local exchange carrier (non-ILEC) revenues of $128.4 million for the first quarter of 2004, compared with $140.7 million for the same period in 2003, a decrease of $12.3 million or 8.7%. Growth in non-ILEC application development revenues was affected by the disposal of certain assets discussed in data revenues above, reducing the revenues by approximately $10.8 million in the first quarter of 2004, when compared with the same period one year ago. Normalized for such asset disposals, non-ILEC revenues decreased by approximately $1.5 million or 1.2% as a result of lower wholesale traffic and prices, partly offset by higher recurring revenue streams.

    The following is a discussion of TELUS Mobility revenues and key operating indicators.

Operating revenues - Mobility segment

Quarters ended March 31                     2004     2003     Change    %
------------------------------------------------------------------------------
        ($ millions)
        Network revenue                     592.4    492.1    100.3     20.4
        Equipment revenue                    40.3     40.3        -        -
       ----------------------------------------------------------------------
        External operating revenue          632.7    532.4    100.3     18.8
        Intersegment revenue                  4.6      3.7      0.9     24.3
       ----------------------------------------------------------------------
        Total operating revenue             637.3    536.1    101.2     18.9
       ----------------------------------------------------------------------

Key operating indicators - Mobility segment

(000s for subscribers
 and additions)                             2004     2003   Change      %
       ----------------------------------------------------------------------
        As at March 31
       ---------------
        Subscribers - postpaid            2,876.5  2,533.9    342.6     13.5
        Subscribers - prepaid               623.6    528.3     95.3     18.0
                                          -------- -------- -------- --------
        Subscribers - total               3,500.1  3,062.2    437.9     14.3

        Digital POPs(1) covered including
         roaming/resale (millions)(2)        29.5     27.9      1.6      5.7

        Quarters ended March 31
       ------------------------
        Net subscriber additions -
         postpaid                            64.7     43.3     21.4     49.4
        Net subscriber additions -
         prepaid                             11.4     23.4    (12.0)   (51.3)
                                          -------- -------- -------- --------
        Net subscriber additions - total     76.1     66.7      9.4     14.1

        Churn, per month (%)(3a)              1.5      1.5        -        -
        Acquisition COA(3b)
          per gross subscriber
           addition ($)(3c)                   383      425      (42)    (9.9)
        ARPU ($)(3d)                           57       54        3      5.6
        Average minutes of use
         per subscriber per month ("MOU")     362      315       47     14.9

        EBITDA to network revenue (%)        41.8     36.3      5.5        -
        Retention COA to network
         revenue (%)                          5.0      3.4      1.6        -
        EBITDA excluding
          Acquisition COA ($ millions)(3e)  336.1    266.1     70.0     26.3
       ----------------------------------------------------------------------

        (1) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
        (2) TELUS Mobility has not activated all digital-roaming areas. As at March 31, 2004, TELUS Mobility PCS digital population coverage was 22.2 million and 29.5 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
        (3) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:
                a. Churn is calculated as the number of subscriber units
                   disconnected during the period divided by the average number of units on the network, expressed as a rate per month.
                b. Acquisition COA consists of the total of handset
                   subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period.
                c. Acquisition COA per gross subscriber addition is
                   Acquisition COA divided by gross subscriber activations during the period.
                d. ARPU is calculated as network service revenue divided by the average number of units on the network during the period, expressed as a rate per month.
                e. EBITDA excluding Acquisition COA is a measure for
                   operational profitability normalized for the period costs of adding new customers.
                -------------------------------------------------------------

    - TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased 20.4% for the quarter ended March 31, 2004 as compared with the same period in 2003. This growth was a result of the continued expansion of the cumulative subscriber base by 14.3% to approximately 3.5 million subscribers from 3.1 million subscribers one year ago. In addition, ARPU increased to a Canadian industry-leading $57 in the first quarter of 2004 as compared with $54 in 2003, representing a fifth successive quarter of year over year increases.

       TELUS Mobility's execution of its strategic focus on profitable revenue growth and subscriber retention resulted in a higher ARPU and slightly improved year over year churn. The improved ARPU was a result of increased usage, increased acceptance of data and Internet based products and pricing discipline. Average minutes of use (MOU) per subscriber per month were 362 in the first quarter 2004 as compared with 315 in the same period last year. At March 31, 2004, postpaid subscribers accounted for 82.2% of the total cumulative subscriber base as compared with 82.7% one-year earlier, remaining relatively stable, and contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Net postpaid subscriber additions of 64,700 for the first quarter of 2004 represented 85.0% of all net additions as compared with 43,300 (64.9%) for the corresponding period in 2003, representing a significant increase of 49.4%. This was the third consecutive quarter of positive net postpaid subscriber growth. Moreover, total net subscriber additions for the first quarter of 2004 improved by 14.1% over the same quarter in 2003. This overall positive trend was driven in part by the continued successful advertising campaign initiated in the fourth quarter of 2003 that highlighted TELUS' new camera phones and picture messaging service. The campaign helped to establish a market leadership position for TELUS Mobility in the camera phone marketplace.

       Blended postpaid and prepaid churn rate slightly improved to 1.49% in the first quarter of 2004 as compared with 1.53% in the first quarter of 2003. Deactivations increased slightly by 10.9% to 154,200 for the first quarter of 2004 as compared with 139,000 for the same period last year. This was a notable accomplishment considering a 14.3% increase in the cumulative subscriber base in the face of aggressive competition. The low churn rate can be attributed to improved network quality and coverage, excellent client service levels, client contracts for one to three years as part of loyalty and retention programs and specific grandfathered rate plans.

    - Equipment sales, rental and service revenue in the first quarter of 2004 remained unchanged at $40.3 million when compared with the corresponding quarter in 2003 despite a 12% growth in gross subscriber additions from 205,700 to 230,300, caused mainly by increased promotional and contracting activity and improved vendor pricing including favourable foreign exchange rates passed on to the client. Handset revenues associated with gross subscriber activations are included in acquisition COA.

    - Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS
       Communications.

The following is a discussion of Communications segment expenses.

Operations expense - Communications segment

        Quarters ended March 31             2004     2003     Change    %
       ----------------------------------------------------------------------
        ($ millions)
        Salaries, benefits and
         other employee-related costs       390.5    400.7    (10.2)    (2.5)
        Other operations expenses           316.2    339.0    (22.8)    (6.7)
       ----------------------------------------------------------------------
        Total operations expense            706.7    739.7    (33.0)    (4.5)
       ----------------------------------------------------------------------

    Operations expense for the Communications segment decreased in first quarter of 2004, when compared with the first quarter of 2003, primarily due to Operational Efficiency Program savings and reduced Intercarrier facilities, transit and termination costs. There were 18,522 full-time equivalent employees at the end of March 2004, a decrease of 693 when compared with 19,215 at the end of March 2003.

    - Salaries, benefits and employee-related expenses decreased in the first quarter of 2004, when compared with the same period in 2003. Incremental savings in salaries, benefits and employee-related overhead costs under the Operational Efficiency Program (duration from 2001 to 2003) were $23.0 million in the first quarter of 2004. The final staff departures in 2004 under this program were approximately
       50. In addition, pension expense for defined benefit and defined contribution plans decreased by $6.3 million primarily as a result of increased investment returns in 2003. Consequently, TELUS' Communications segment annual pension expense is expected to decrease by approximately $25.0 million for 2004, when compared with 2003. These reductions were partly offset by a $5.2 million share-based compensation expense, recognized commencing January 1, 2004, as discussed in Accounting policy developments. Overtime expenses in the first quarter of 2004 increased by $3.0 million when compared with the first quarter of 2003, but were $6.0 million lower when compared with the fourth quarter of 2003. The increase as compared with the same period in 2003 was incurred primarily to continue to improve customer service. Additional costs for the new partnership with the Calgary Health Authority and establishment of the Montreal call centre were $6.1 million in the first quarter of 2004. This increased cost was partly offset by savings on outsourcing of approximately $1.8 million included in Other operations expense. Staff increased by 107 for these two functions since the beginning of 2004. All other costs collectively increased in line with inflation rates.

    - Other operations expenses decreased in the first quarter of 2004, when compared with the same period in 2003, principally due to: (i) reduced facilities, transit and termination costs, which decreased by $19.6 million as a result of lower outbound traffic volumes and lower rates for U.S. and international traffic termination, as well as migration of off-net costs to on-net facilities; (ii) lower bad debt expense that decreased by $5.3 million as a result of tightened credit policies, more effective collection practices and reduced loss experience; and (iii) increased capitalized labour of $5.1 million due to higher capital investment activity in the first quarter of 2004, when compared with the same period in 2003. Partially offsetting these lower costs were $4.1 million increased contract and consulting expenses incurred for improvement of internal systems and processes, and $3.0 million increased brand and consumer advertising and promotions expense.

    Included in the total segment expenses discussed above are non-ILEC operations expenses for the first quarter of 2004 of $137.5 million, as compared with $155.2 million for the same period in 2003. This represented a decrease of $17.7 million or 11.4% as a result of asset disposals in 2004 and lower wholesale transit and termination costs associated with lower long distance revenues. Normalized for asset disposals, non-ILEC operations expenses for the first quarter of 2004 decreased by $9.1 million or 6.2%.

Operations expense - Mobility segment

        Quarters ended March 31             2004     2003     Change    %
       ----------------------------------------------------------------------
        ($ millions)
        Equipment sales expenses             89.2     83.8      5.4      6.4
        Network operating expenses          102.5     86.1     16.4     19.0
        Marketing expenses                   61.4     55.8      5.6     10.0
        General and administration
         expenses                           136.4    131.8      4.6      3.5
       ----------------------------------------------------------------------
        Total operations expense            389.5    357.5     32.0      9.0
       ----------------------------------------------------------------------

    TELUS Mobility operations expense increased in the first quarter 2004, when compared with the same period last year. TELUS Mobility has been able to achieve significant economies of scale as evidenced by 14.3% growth in subscribers and 20.4% growth in Network revenue, with only a 9.0% increase in operating expenses year-over-year.

    - Expenses related to equipment sales increased in the first quarter of 2004 when compared with the same period in 2003, principally due to an increase in gross subscriber activations and higher retention activity. The increase related in part to continued marketing promotions including the camera phones and picture messaging service. Handset costs associated with gross subscriber activations are included in acquisition COA.

    - Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. In addition, Industry Canada spectrum licence fees were higher in the first quarter of 2004 principally due to a $5 million credit, related to years prior to 2003, received in first quarter of 2003 as part of a retroactive filing with Industry Canada. Network Costs once normalized for this event increased 12.5% year-over-year. Further, Network roaming costs increased $7.6 million in the first quarter as compared to the same period in 2003 largely due to successful marketing efforts in non-urban roaming/resale areas. TELUS Mobility believes this variable cost increase is reflective of the overall positive industry trend of subscriber growth and increased subscriber usage evidenced in the continued strength of Network revenue growth. TELUS Mobility has focused efforts on containing network costs through negotiating improved leased transmission rates, roaming rates and maintenance rates with a number of telecommunications carriers and key vendors. TELUS Mobility also continues to build out microwave facilities aimed at reducing future leased line transmission costs. TELUS Mobility's digital population coverage grew by 1.6 million to 29.5 million since March 31, 2003, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses increased primarily due to higher advertising expenses and dealer compensation costs associated with the expanded subscriber base and increased re-contracting activity. Despite the higher marketing expenses and significant subscriber growth, acquisition COA improved considerably in the first quarter of 2004 at $383 as compared with $425 for the same period last year. Combined with the higher ARPU and steady churn, this indicates COA over the lifetime revenue of the subscriber continued to improve significantly in the first quarter of 2004 as compared with 2003.

    - General and administration expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. General and administration expenses increased only by 3.5% in the first quarter of 2004 despite subscriber base growth of 14.3% and Network revenue growth of 20.4%. TELUS Mobility increased full-time equivalent employees (FTEs) by 7.0% to 5,370 from 5,021 one year earlier to support the significant growth in the subscriber base and continued expansion of its company-owned retail stores.

Restructuring and workforce reduction costs

        Quarters ended March 31              2004      2003     Change  %
       ----------------------------------------------------------------------
        ($ millions)
        Communications segment               15.9      6.5      9.4    144.6
        Mobility segment                        -        -        -        -
       ----------------------------------------------------------------------
        TELUS consolidated                   15.9      6.5      9.4    144.6
       ----------------------------------------------------------------------

    Restructuring costs recorded in 2004 were for a departmental reorganization in the Communications segment that is to result in the geographical consolidation of an information technology department from 15 locations to 2 primary locations. This reorganization, which is planned for completion in 2004, is expected to enable greater efficiencies.
    As at March 31, 2004, no future costs remain to be recorded under the Operational Efficiency Program, but variances from estimates currently recorded may impact amounts ultimately recorded. In 2003, Restructuring and workforce reduction costs were recorded for initiatives under the Company's Operational Efficiency Program, which is now completed. Approximately 50 staff departures occurred under the program occurred during the first quarter of 2004, for which the related costs were recorded in the fourth quarter of 2003. Cumulative net staff reductions under the Operational Efficiency Program from its inception in 2001 to its conclusion were approximately 7,550 comprised of 5,500 bargaining unit positions and 2,050 management positions. Cumulative cost structure reductions in the Communications segment since inception of the Operational Efficiency Program have increased to approximately $477 million by March 31, 2004. TELUS believes that the previously announced estimated annual recurring savings of $550 million from this program will be achieved in 2004.

EBITDA by segment

        Quarters ended March 31             2004     2003     Change    %
       ----------------------------------------------------------------------
        ($ millions)
        Communications segment              473.5    485.7    (12.2)    (2.5)
        Mobility segment                    247.8    178.6     69.2     38.7
       ----------------------------------------------------------------------
        TELUS consolidated                  721.3    664.3     57.0      8.6
       ----------------------------------------------------------------------

EBITDA margin percentage(1) by segment

        Quarters ended March 31             2004     2003   Change
       -------------------------------------------------------------
        %
        Communications segment               39.6     39.4  0.2 pts
        Mobility segment(2)                  38.9     33.3  5.6 pts
        TELUS consolidated                   40.0     38.2  1.8 pts
       -------------------------------------------------------------

        (1) EBITDA divided by total revenue.
        (2) EBITDA as a percentage of network revenue was 41.8% for 2004, as compared with 36.3% for 2003.
        pts - percentage points

    When normalized for share-based compensation expense first recorded in 2004 and non-cash restructuring costs recorded in both 2004 and 2003, Communications segment EBITDA increased by $2.4 million or 0.5% in the first quarter of 2004 as compared with the first quarter of 2003, as the decrease in operations costs slightly exceeded the decrease in revenues.
    Significant growth in TELUS Mobility EBITDA and the related margin was attributed to strong ARPU and subscriber growth combined with a slightly improved churn rate and cost containment efforts. Consequently, EBITDA grew by 38.7% and the EBITDA margin improved by 5.6 percentage points in the first quarter of 2004 over the same period last year. The EBITDA margin, when calculated as a percentage of network revenue, improved to 41.8% for the first quarter of 2004 as compared with 36.3% for the same quarter in 2003, representing a positive spread of 5.5 percentage points.

Depreciation and amortization

        Quarters ended March 31             2004     2003     Change    %
       ----------------------------------------------------------------------
        ($ millions)
        Depreciation                        321.7    318.6      3.1      1.0
        Amortization of intangible assets    88.7     92.5     (3.8)    (4.1)
        ---------------------------------------------------------------------
                                            410.4    411.1     (0.7)    (0.2)
        ---------------------------------------------------------------------

    Depreciation and amortization expenses were not significantly changed in first quarter of 2004, when compared with the same period in 2003. Increased depreciation and amortization for growth in data network and wireless capital assets was largely matched by write-offs of certain software assets, which occurred throughout 2003.

Other expense

        ($ millions)                         2004      2003     Change  %
       ----------------------------------------------------------------------
        Quarters ended March 31               1.2      5.6     (4.4)   (78.6)
       ----------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, income
(loss) or impairments in portfolio investments, gains and losses on disposal of property, and charitable donations.
    Accounts receivable securitization expense decreased by $2.5 million to $1.0 million in the first quarter of 2004, when compared with the same period in 2003. The decrease resulted from the continued reduction in the amount of securitized receivables. See Liquidity and capital resources - Accounts receivable sale. Net gains of $2.1 million were recorded in the first quarter of 2004 for the disposal of property, including the sale of several buildings. Losses from portfolio investments of $0.8 million and charitable donations expense of $1.4 million recorded in the first quarter of 2004 were not significantly changed from the same period last year.

Financing costs

        ($ millions)                        2004     2003     Change    %
       ----------------------------------------------------------------------
        Quarters ended March 31             145.0    164.3    (19.3)   (11.7)
       ----------------------------------------------------------------------

    Financing costs consist of interest expense on long-term and short-term debt (including interest on convertible debentures), interest income, foreign exchange gains and losses and amortization of debt issue costs. See Note 5 of the interim consolidated financial statements.
    Interest on long-term and short-term debt was $165.4 million in the first quarter of 2004, a decrease of $8.9 million when compared with the same period in 2003. The decrease was primarily a result of repaying bank facilities, medium-term notes and First mortgage bonds after the first quarter of 2003. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt, including long-term debt, current maturities and the deferred hedging liability, decreased to $7,571 million at March 31, 2004, when compared with $7,577 million at December 31, 2003 and $8,223 million at March 31, 2003. The average debt outstanding in the first quarter of 2004 was $7,572 million, as compared with $8,362 million in the same period in 2003.
    Interest income, which has the effect of reducing financing costs, was $19.8 million in the first quarter of 2004, an increase of $9.4 million, when compared with the same period in 2003. Interest income in both periods was recognized primarily as a result of tax refunds from the settlement of various tax matters dating back to prior years.

        Income taxes (recovery)

        ($ millions)                        2004     2003     Change    %
       ----------------------------------------------------------------------
        Quarters ended March 31              62.6     (6.9)    69.5     NM
       ----------------------------------------------------------------------

    The increase in Income taxes in 2004, when compared with 2003, was primarily related to the $81.4 million increase in income before taxes. The effective tax rate in 2003 was significantly impacted by a positive
$47.0 million income tax adjustment for the settlement of tax matters relating to prior years, which had higher tax rates. See Note 6 of the interim consolidated financial statements.

        Non-controlling interest

        ($ millions)                         2004      2003    Change   %
       ----------------------------------------------------------------------
        Quarters ended March 31               0.8      0.7      0.1     14.3
       ----------------------------------------------------------------------

    Non-controlling interest primarily represents partners' interests in several small subsidiaries.

        Preferred dividends

        ($ millions)                          2004     2003      Change  %
       ----------------------------------------------------------------------
        Quarters ended March 31               0.9      0.9       -       -
       ----------------------------------------------------------------------

    There were no changes to quarterly dividends on preferred shares. On
March 25, 2004, TELUS Communications Inc. mailed notices of redemption to the holders of its publicly issued preference and preferred shares. The intention to redeem its publicly issued preference and preferred shares was previously announced on February 12, 2004. General corporate funds will be used to redeem nine classes of preference and preferred shares for total consideration of approximately $72.8 million.

Liquidity and capital resources

        Cash provided by operating activities

        ($ millions)                        2004     2003     Change    %
       ----------------------------------------------------------------------
        Quarters ended March 31             588.1    404.7    183.4     45.3
       ----------------------------------------------------------------------

    Cash provided by operating activities increased in the first quarter of 2004, when compared with 2003, principally due to the recovery of income taxes associated with settlement of tax matters (including interest income), lower payments under restructuring programs, improved operating profitability, lower interest expense and a smaller decrease in accounts payable and accrued liabilities, partly offset by the reduction in securitized account receivables and an increase in contributions to defined benefit plans.

    - Cash recovery of income taxes associated with settlement of prior years' tax matters was $111.1 million or $104.6 million net of tax installments in the first quarter of 2004, compared with net tax installments of $0.6 million in the first quarter of 2003.
    - Payments under restructuring and workforce reduction initiatives were $68.4 million in the first quarter of 2004, compared with payments of $153.9 million in the same period in 2003.
    - EBITDA increased by $57.0 million in the first quarter of 2004, when compared with the same period in 2003.
    - Interest paid decreased by $13.2 million to $22.8 million in the first quarter of 2004, when compared with the same period in 2003, as a result of debt reduction.
    - Interest received increased by $13.2 million to $14.2 million in the first quarter of 2004, when compared with the same period in 2003, primarily from the settlement of tax matters.
    - Non-cash working capital changes for Accounts payable and accrued liabilities, excluding changes in accrued interest, increased by $58.2 million, and is reflective of smaller decrease in sequential quarterly activity levels in the first quarter of 2004, when compared with the same period in 2003.
    -  Employer contributions to employee defined benefit plans, increased by
       10.6 million to $28.6 million primarily as a result of different timing of contributions.
    - The Company made accounts receivable securitization reduction payments of $150 million in the first quarter of 2004, compared with $21.0 million net reduction payments in the same period in 2003.


Cash used by investing activities

        ($ millions)                        2004     2003     Change    %
       ----------------------------------------------------------------------
        Quarters ended March 31             298.6    182.6    116.0     63.5
       ----------------------------------------------------------------------

    Cash used by investing activities increased in the first quarter of 2004, when compared with the same period in 2003, primarily as a result of increased capital expenditures, partly offset by $12.1 million proceeds from the sale of non-core assets, including several properties. Results for the first quarter of 2003 included $19.3 million cash proceeds from the sale of an administrative property under the terms of a sale and leaseback transaction, on which an $8.2 million pre-tax gain was deferred and is being amortized over the term of the lease.


Capital expenditures by segment

        Quarters ended March 31             2004     2003     Change    %
       ----------------------------------------------------------------------
        ($ millions)
        Communications segment              259.4    153.5    105.9     69.0
        Mobility segment                     50.3     54.3     (4.0)    (7.4)
       ----------------------------------------------------------------------
        Total capital expenditures          309.7    207.8    101.9     49.0
       ----------------------------------------------------------------------
       -------------------------------------------------------------
        Capital expenditure
         intensity(1) (%)                    17.2     11.9      5.3
       -------------------------------------------------------------

        (1) Capital intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies within the same industry.

    - Communications segment capital expenditures increased in the first quarter of 2004, when compared with the first quarter of 2003. First quarter expenditures last year were uncharacteristically low as a result of peak impacts from Operational Efficiency Program initiatives, which resulted in approximately 2,500 staff reductions in the fourth quarter of 2002. Non-ILEC capital expenditures increased by $23.7 million to $42.3 million primarily to support the Company's IP strategy and delivery of services to new customers. ILEC capital expenditures increased by $82.2 million to $217.1 million in the first quarter of 2004, when compared with the same period in 2003, due to significant investments in network infrastructure to improve customer service and network reliability, as well as investments in internal systems and processes, and the development of new services. High-speed Internet (ADSL) network facilities and systems expenditures increased by $16.1 million to $36.6 million to support subscriber growth.

        The Communications segment capital expenditure intensity ratios were 21.7% and 12.5%, respectively for the first quarters of 2004 and 2003. Cash flow (EBITDA less capital expenditures) decreased by $118.1 million to $214.1 million in the first quarter of 2004, when compared with the same period in 2003, because of the increase in capital spending and, to a lesser extent, an increased restructuring charge of $9.4 million.

    - Mobility segment capital expenditures decreased slightly in the first quarter of 2004 when compared with same period in 2003. TELUS Mobility continued the enhancement of digital wireless coverage and continued its microwave build in the first quarter of 2004 aimed at reducing future leased line transmission costs. Capital spending declined slightly over last year principally as a result of lower infrastructure equipment costs, a stronger Canadian dollar and the timing of network capital expenditures.

        Capital expenditure intensity for TELUS Mobility decreased to 7.9% in the first quarter of 2004 from 10.1% in the first quarter of 2003, due primarily to significant growth in Network revenues. Capital expenditures are generally lower in the first quarter; however, Mobility still expects to achieve capital expenditure intensity of approximately 13% for the full year. As a result of continued strong growth in EBITDA and reduced capital expenditure intensity, Mobility generated a record cash flow of $197.5 million or 31.0% of total revenue in the first quarter 2004, as compared with $124.3 million or 23.2% in the same period last year.

    Consolidated cash flow decreased by $44.9 million to $411.6 million in the first quarter of 2004, when compared with the same period in 2003, as increased Communications segment capital expenditures, were partly offset by improvement in Mobility segment EBITDA.

Cash used by financing activities

        ($ millions)                         2004     2003   Change     %
       ----------------------------------------------------------------------
        Quarters ended March 31              22.2    205.7   (183.5)   (89.2)
       ----------------------------------------------------------------------

    Cash used by financing activities decreased in the first quarter of 2004, when compared with the same period in 2003, as a result of the following:

    - Common Shares and Non-Voting Shares issued - Proceeds received from shares issued from Treasury under the employee share purchase plan, from share-based compensation plans and from warrants were $27.0 million for 2004, compared with proceeds of $20.1 million for 2003 under the employee share purchase plan and share-based compensation plans.

    - Dividends to shareholders - Cash dividends paid to shareholders decreased by $2.5 million to $42.3 million in the first quarter of 2004, when compared with same period in 2003. The decrease in cash dividends arose from higher enrolment in dividend reinvestment plans (approximately 24% for the dividend paid in January 2004, compared with approximately 17% one year earlier), partly offset by an increased number of shares outstanding. The 15-cent quarterly dividend paid per Common Share and Non-Voting Share remained unchanged from one year earlier. The rate of participation in dividend reinvestment plans decreased to approximately 13% in early April 2004, which is expected to increase cash dividend payments in the second quarter of 2004 by approximately $6 million, as compared with the payment in the first quarter of 2004.

    - Net debt redemptions (Long-term debt issued net of Redemptions and repayment of long-term debt and Change in short-term obligations) were $6.9 million in the first quarter of 2004, compared with $182.6 million in the same period in 2003. Net debt redemptions in the first quarter of 2004 were primarily bank facilities, for which the maximum outstanding balance reached $34.0 million during the period, prior to being repaid in full. Debt redemptions expected for the remainder of 2004 include: $189.5 million of TELUS Communications Inc. Series A debentures due August 24, 2004, $20 million of TELUS Communications Inc. Medium Term Notes due August 25, 2004 and capital leases.

Liquidity and capital resource measures
---------------------------------------


                                   March 31,  March 31,              Dec. 31,
    Period ended                   2004       2003         Change    2003
    -------------------------------------------------------------------------
    Components of debt and
     coverage ratios
    ----------------------
    Net debt(1) ($ millions)        7,360.6    8,337.7     (977.1)   7,658.6
    Total capitalization(2)
     - book value ($ millions)     13,910.5   14,705.5     (795.0)  14,190.9

    EBITDA (excluding
     restructuring)(3)
     (12-month trailing)
     ($ millions)                   2,910.5    2,600.1      310.4    2,844.1
    Net interest cost(4)
     (12-month trailing)
     ($ millions)                     617.2      678.1      (60.9)     636.5

    Debt ratios
    -----------
    Fixed rate debt as a proportion
     of total indebtedness (%)         95.4       95.1        0.3      100.0
    Average term to maturity
     of debt (years)                    6.0        6.5       (0.5)       6.2

    Net debt to total
     capitalization (%)                52.9       56.7       (3.8)      54.0
    Net debt to EBITDA(5)               2.5        3.2       (0.7)       2.7

    Coverage ratios
    ---------------
    Earnings coverage(6)                1.9        0.7        1.2        0.7
    EBITDA interest coverage(7)         4.7        3.8        0.9        4.4

    Other measures
    --------------
    Free cash flow(8) (three-month
     $ millions)                      443.3      267.6      175.7       71.5
    Free cash flow (12-month
     trailing, $ millions)          1,020.6       42.9      977.7      844.9
    -------------------------------------------------------------------------

    (1) Net debt is defined as Long-term debt (including convertible debentures) plus current maturities of long-term debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to U.S. dollar notes. The cross currency foreign exchange hedge liability was $700.0 million as at March 31, 2004 (compared with deferred hedge liabilities of
        $204.6 million as at March 31, 2003 and $745.8 million at
        December 31, 2003). Net debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $62.8 million at March 31, 2004 (as compared with $121.5 million at March 31, 2003 and $88.1 million at December 31,
        2003), which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities. Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset).
    (2) Total capitalization is defined as net debt plus Non-controlling interest and Shareholders' equity.
    (3) EBITDA (excluding Restructuring and workforce reduction costs of $37.7 million, $563.9 million and $28.3 million, respectively, for the 12-month periods ended March 31, 2004, March 31, 2003, and December 31, 2003). EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.
    (4) Net interest cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the third and fourth quarters of 2002. Excluding interest income, net interest costs for the 12-month periods ended March 31, 2004 and 2003, respectively, were $669.9 million and $714.1 million, and $679.8 million for the year ended December 31, 2003.
    (5) Net debt to EBITDA is defined as net debt as at the end of the period divided by 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    (6) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
    (7) EBITDA interest coverage is defined as EBITDA (excluding restructuring) divided by Net interest cost (including interest on convertible debentures). When interest income is excluded from the calculation, the ratios were 4.3 and 3.6, respectively, for the 12-month periods ended March 31, 2004 and 2003, and 4.2 for the year ended December 31, 2003. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.
    (8) See Note 2 of the Financial highlights table.
    -------------------------------------------------------------------------

    The long-term debt balance, including current maturities, was $6,871 million as at March 31, 2004, an increase of $40 million from December 31, 2003. This increase in the debt balance included a $45.8 million appreciation in the Canadian dollar value of U.S. dollar denominated Notes as a result of an approximate 1% depreciation of the Canadian dollar during the first quarter of 2004. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding decrease of $45.8 million being recorded in the net Deferred hedging liability.
    The proportion of debt with fixed interest rates was relatively unchanged at March 31, 2004, when compared with one year earlier. While the amount of utilized bank facilities decreased to $nil from $504 million one year earlier, TELUS converted $350 million of debt from a fixed rate to a floating rate basis during the quarter through a fixed to floating interest rate swap. Subsequent to March 31, 2004, TELUS converted and additional $150 million of debt from a fixed rate to a floating rate basis, reducing the proportion of fixed rate debt to 93.4%. The net debt to total capitalization ratio measured at March 31, 2004 decreased, when compared with one year earlier, as result of debt repayments and increased in retained earnings since the first quarter of 2003. The net debt to EBITDA ratio measured at March 31, 2004 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring). The earnings coverage ratio improved significantly because of the improvement in income before interest and taxes in 2004. The EBITDA interest coverage ratio improved as a result of higher EBITDA (excluding restructuring) and lower net interest costs, including significant interest income.
    Free cash flow for the three-month period ended March 31, 2004, increased when compared with one year earlier primarily because of improved EBITDA, cash tax recoveries, lower payments under restructuring programs and lower interest payments, partly offset by increased capital expenditures. Free cash flow for the twelve-month period ended March 31, 2004 increased, when compared with one year earlier, for the same reasons and significantly reduced capital expenditures.

    Outstanding share data

    National Instrument 51-102, Section 5.4, requires disclosure of information relating to the outstanding securities of the reporting issuer as of the latest practicable date. Under this Section, the following must be disclosed:

    - the number of shares for each class and series of voting or equity securities for which there are securities outstanding.

    - the number of shares that are issuable on the conversion, exercise or exchange of outstanding securities of the reporting issuer for each class and series of securities outstanding that are convertible into, or exercisable or exchangeable for, voting or equity securities of the reporting issuer.

    The following is a summary of the outstanding shares for each class of equity at March 31, 2004 and at April 26, 2004. In addition, for April 26, 2004, the total number of outstanding and issuable shares is presented, assuming full conversion of convertible debentures, options and warrants.

    Class of equity security           Common     Non-Voting      Total
                                       Shares       Shares       Shares
                                     outstanding  outstanding  outstanding
    At March 31, 2004
      Common equity - Common
       Shares outstanding            191,573,384            -  191,573,384
      Common equity - Non-Voting
       Shares outstanding                      -  162,088,340  162,088,340
                                    ------------ ------------ ------------
                                     191,573,384  162,088,340  353,661,724(1)
                                    ------------ ------------ ------------
    At April 26, 2004
      Common equity - Common
       Shares outstanding            191,801,627            -  191,801,627
      Common equity - Non-Voting
       Shares outstanding                      -  162,361,327  162,361,327
                                    ------------ ------------ ------------
                                     191,801,627  162,361,327  354,162,954
                                    ------------ ------------ ------------
    Outstanding and issuable
     shares(2) at April 26, 2004
      Common Shares and Non-Voting
       Shares outstanding            191,801,627  162,361,327  354,162,954
      TELUS Corporation convertible
       debentures                              -    3,765,819    3,765,819
      Options                          3,309,508   23,307,042   26,616,550
      Warrants                                 -      677,412      677,412
                                    ------------ ------------ ------------
                                     195,111,135  190,111,600  385,222,735
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the first quarter of 2004, the number of shares outstanding at March 31, 2004 was 355,631,524.
    (2) Assuming full conversion and ignoring exercise prices.

    Credit facilities

    TELUS' credit facilities at March 31, 2004 consisted of a $1.5 billion
(or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($nil drawn along with $98.2 million in outstanding undrawn letters of credit), an undrawn $600 million (or the U.S. dollar equivalent) 364 day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 26, 2004 for one year on a non-revolving basis, and approximately $74 million in other bank facilities ($2 million drawn and approximately $4.3 million in committed and outstanding undrawn letters of credit).
    TELUS has received $1.6 billion in commitments from a syndicate of financial institutions. The new credit facilities will consist of: (i) an $800 million (or U.S. Dollar equivalent) revolving credit facility with a four-year term, and (ii) a 364-day facility with $800 million (or U.S. Dollar equivalent) in available credit on a revolving basis and which is extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the anniversary date. These new facilities are expected to replace the existing committed credit facilities prior to the availability termination dates of such facilities. The commitments are subject to review of final documentation.
    At March 31, 2004, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 2.5:1 as at March 31, 2004) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12-month basis) to be less than 2.5:1 (approximately 4.8:1 as at March 31, 2004) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    Accounts receivable sale

    TELUS Communications Inc., a wholly-owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of April 26, 2004. The proceeds of securitized receivables were reduced to $150 million at March 31, 2004, as compared with $454 million one year earlier and $300 million at December 31, 2003. Average proceeds from securitization were $275 million in the first quarter of 2004, compared with $467 million in the same period in 2003.
    TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. This portion is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At March 31, 2004, this amount, defined as the Asset Securitization Amount, was $62.8 million.

    Credit ratings

    On April 5, 2004, Dominion Bond Rating Service announced that it placed the credit ratings of TELUS Communications (Quebec) Inc. "under review with positive implications". On March 2, 2004, as disclosed in TELUS 2003 Annual Report, Moody's Investors Service upgraded the credit rating on TELUS' senior notes to Baa3 (investment grade) with a stable outlook. In addition, in March 2004, Standard & Poor's (S&P) affirmed the 'BBB' long-term corporate ratings on TELUS and TELUS Communications Inc. with a 'stable' outlook. S&P also affirmed the respective 'BBB' and 'A-' ratings for TELUS Communications (Quebec) Inc.'s $70 million Notes due February 2007 and $30 million First mortgage bonds due July 2010. S&P otherwise withdrew the ratings for TELUS Communications (Quebec) Inc. as a result of announced plans to transfer substantially all the assets and business of TELUS Communications (Quebec) Inc. to TELUS Communications Inc. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

    Off-balance sheet arrangements and contractual liabilities

    Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first quarter of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted share units and the other series of hedging relationships results in the notional conversion of $350 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread. In early April 2004, the Company entered into additional hedging relationships that resulted in bringing the total notional conversion of the 2006 (Canadian Dollar) Notes to $500 million with a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread.
    As at March 31, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$60 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.
    Fair value: The fair value of the Company's long-term debt, including the convertible debentures, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

    Commitments and contingent liabilities (Note 15 of the interim consolidated financial statements)

    The Company has a number of commitments and contingent liabilities. In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at March 31, 2004, was $93 million. The mechanism for disposing of balance of this deferral account, other than as already approved by the CRTC, is currently the subject of a CRTC proceeding, as discussed further in Risks and uncertainties - Regulation. The Company has $88.5 million in outstanding commitments for its restructuring programs as at March 31, 2004. The maximum, undiscounted guarantee amounts for the balance of 2004, without regard for the likelihood of having to make such payment, is $22.3 million.


Revised Guidance for 2004
-------------------------

    Management has revised guidance for 2004 as follows:

    - Guidance for basic earnings per share has been increased to reflect the receipt of additional interest income from the settlement of tax matters.

    - TELUS' Communications segment revenue has been revised downward as a result of weakness in traditional incumbent local exchange carrier ("ILEC") revenues and softness in non-ILEC data revenue growth.

    - Guidance for consolidated EBITDA is unchanged as an increase in TELUS Mobility EBITDA is expected to be offset by a reduced Communications segment EBITDA, for which guidance has been revised to reflect slower revenue growth.

                           --------------------------------------------------
                              2004 Revised     2004 Targets       Change
                                Guidance
    -------------------------------------------------------------------------
    Consolidated
      Revenues                 $7.45 to        $7.45 to              -
                               $7.55 billion   $7.55 billion
    -------------------------------------------------------------------------
      EBITDA(1)                $2.95 to        $2.95 to              -
                               $3.05 billion   $3.05 billion
    -------------------------------------------------------------------------
      Earnings per share
       - basic                 $1.10 to        $1.05 to          five cents
                               $1.30           $1.25
    -------------------------------------------------------------------------
      Capital expenditures     Approx.         Approx.               -
                               $1.225 billion  $1.225 billion
    -------------------------------------------------------------------------
      Free cash flow(2)        $1.13 to        $1.13 to              -
                               $1.23 billion   $1.23 billion
    -------------------------------------------------------------------------
      Net debt to EBITDA(3)    2.5 times       2.5 times             -
                               or less         or less
    -------------------------------------------------------------------------
    Communications segment
      Revenue (external)       $4.7 to         $4.8 to         $(50) to
                               $4.8 billion    $4.85 billion   $(100) million
    -------------------------------------------------------------------------
        Non-ILEC revenue       $550 to         Approx.          $(35) to
                               $575 million    $610 million     $(60) million
    -------------------------------------------------------------------------
      EBITDA                   $1.925 to       $1.975 to        $(50) million
                               $1.975 billion  $2.025 billion
    -------------------------------------------------------------------------
        Non-ILEC EBITDA        $(20) to        Approx.          $(25) to
                               $(30) million   $5 million       $(35) million
    -------------------------------------------------------------------------
      Capital expenditures     Approx.         Approx.               -
                               $875 million    $875 million
    -------------------------------------------------------------------------
      High-speed Internet
       net additions           Approx.         Approx.               -
                               125,000         125,000
    -------------------------------------------------------------------------
    Mobility segment
      Revenue (external)       $2.65 to        $2.65 to              -
                               $2.7 billion    $2.7 billion
    -------------------------------------------------------------------------
      EBITDA                   $1.0 to         $975 million to    $25 million
                               1.05 billion    $1.025 billion
    -------------------------------------------------------------------------
      Capital expenditures     Approx.         Approx.               -
                               $350 million    $350 million
    -------------------------------------------------------------------------
      Wireless subscriber
       net additions           375,000 to      375,000 to            -
                               425,000         425,000
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization as calculated below. The 2004 target also reflects adoption of CICA Handbook Section 3870 for share-based compensation and other share-based payments, which is expected to be approximately
        $45 million in 2004.

        ($ millions)                              2004 target range
                                                  ------------------
        Operating revenues                         7,450  to  7,550
        Less Operations expense                    4,470      4,470
        Less Restructuring and workforce
         reduction costs                              30         30
                                                  -------    -------
        EBITDA                                     2,950  to  3,050

    (2) Defined as EBITDA, adding Restructuring and workforce reduction costs, cash interest received and excess of share compensation expense over share compensation payments, subtracting cash interest paid, cash taxes, capital expenditures, and cash restructuring payments. The definition of free cash flow was amended for 2004 to reflect a change in how the Company measures operating performance, as restructuring payments are anticipated to occur for the foreseeable future, and the level of dividend payments is set after consideration of cash flows before dividends are paid out.

        ($ millions)                              2004 target range
                                                  ------------------
        EBITDA                                     2,950  to  3,050
        Restructuring and workforce reduction
         costs, net of cash payments                 (85)       (85)
        Excess of share compensation expense
         over payments                                35         35
        Cash interest paid net of cash
         interest received                          (650)      (650)
        Income taxes received (paid) including
         investment tax credits                      105        105
        Capital expenditures (capex)              (1,225)    (1,225)
                                                  -------    -------
        Free cash flow                             1,130      1,230

    (3) Net Debt to EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.


    5.  Risks and uncertainties

    The following are updates to the risks and uncertainties described in Management's discussion and analysis in TELUS' 2003 Annual Report, filings on SEDAR (www.sedar.com) and filings on EDGAR (www.sec.gov).

Competition

    Increased competition may adversely affect market shares, volumes and pricing in certain TELUS business segments

    On March 18, 2004, Manitoba Telecom Services Inc. announced that it had agreed to purchase all of the shares of an existing national competitor Allstream. This transaction, if concluded, could affect the competitive landscape in Canada, particularly for business local, long distance, data, and other services.
    In March 2004, Bell Mobility and The Virgin Group announced a joint marketing alliance to offer wireless communication services (on a resale basis) aimed at the Canadian youth market. Virgin Mobile Canada expects to launch its services through a nation-wide rollout later this year using Bell Mobility's 1X digital wireless network.

Regulation

    Price cap regulation - Telecom Public Notice CRTC 2004-1

    On March 24, 2004, the CRTC initiated a public proceeding, inviting proposals for disposing of the amounts accumulated in the incumbent local exchange carriers' (ILECs') deferral accounts during the first two years of the second price cap period (June 2002 through May 2004, except for TELUS Communications (Quebec) Inc., which is August 2002 through July 2004). The CRTC has already determined that ILECs can recover from their deferral accounts certain mandated reductions in competitor services rates, service improvement plan costs and competitive digital network access discounts. The scope of the proceeding will address the remaining balance of the deferral accounts. The CRTC indicated that possible outcomes include:

    - Adjustments to the deferral account could be made if the Commission approved rate reductions for residential local services as a result of competitive pressures;

    - The deferral account could be drawn down to mitigate rate increases for residential services that could result from the approval of exogenous factors when inflation exceeded productivity; and

    - Other draw downs could occur such as subscriber rebates or the funding of initiatives that would benefit residential customers in other ways.

    Proceedings under this Public Notice are expected to continue through to the autumn 2004. TELUS is participating in these proceedings.

    Regulatory framework for voice communication services using Internet protocol - Telecom Public Notice CRTC 2004-2

    On April 7, 2004, the CRTC initiated a public proceeding and expressed its preliminary views regarding regulatory requirements for the provision of voice communication services using Internet protocol. A summary of the CRTC's preliminary view follows.

    - Voice communication services that provide access to and/or from the public switched telephone network and generally use telephone numbers that conform to the North American Numbering Plan, are not retail Internet services and will be regulated as local exchange services. Revenues from such services are contribution-eligible.

    - Peer-to-peer Internet services, that do not connect to the public switched telephone network, and do not use telephone numbers that conform to the North American Numbering Plan, are retail Internet services and will not be regulated as local exchange services. Revenues from such services are not contribution-eligible.

    The CRTC invited comments on its preliminary views and related matters to be filed by June 18, 2004, followed by an interrogatory process and a public consultation on September 21-22, 2004. This proceeding will conclude on October 13, 2004 with the filing of reply comments. TELUS is participating in this process.

______________________________________________________________________________


                           TELUS CORPORATION

                    CONSOLIDATED FINANCIAL STATEMENTS

                             (UNAUDITED)

                            MARCH 31, 2004
______________________________________________________________________________


Consolidated statements of income

												   Three months
Periods ended March 31 (unaudited) (millions)							2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
OPERATING REVENUES									      $ 1,803.8       $ 1,740.9
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations											1,066.6 	1,070.1
  Restructuring and workforce reduction costs (Note 4)						   15.9 	    6.5
  Depreciation 											  321.7 	  318.6
  Amortization of intangible assets								   88.7 	   92.5
---------------------------------------------------------------------------------------------------------------------------------
												1,492.9 	1,487.7
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME										  310.9 	  253.2
  Other expense, net 										    1.2 	    5.6
  Financing costs (Note 5) 									  145.0 	  164.3
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST						  164.7 	   83.3
  Income taxes (recovery) (Note 6)								   62.6 	   (6.9)
  Non-controlling interest									    0.8 	    0.7
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME											  101.3 	   89.5
  Preference and preferred share dividends							    0.9 	    0.9
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME						      $   100.4       $    88.6
---------------------------------------------------------------------------------------------------------------------------------
INCOME PER COMMON SHARE AND NON-VOTING SHARE ($) (Note 7)
  - Basic 											    0.28 	    0.26
  - Diluted											    0.28 	    0.26
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE ($)					    0.15 	    0.15
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING (millions)
  - Basic											  353.1 	  346.8
  - Diluted											  355.6 	  347.0

The accompanying notes are an integral part of these interim consolidated financial statements

Consolidated statements of retained earnings

												   Three months
Periods ended March 31 (unaudited) (millions)							2004		2003
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR								      $   741.7       $	  630.4
Transitional amount for share-based compensation arising from share options (Note 2(a))		  (25.1)	     -
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance									  716.6 	  630.4
Net income											  101.3 	   89.5
---------------------------------------------------------------------------------------------------------------------------------
												  817.9 	  719.9
Less: Common Share and Non-Voting Share dividends paid, or payable, in cash 			   47.3 	   42.7
      Common Share and Non-Voting Share dividends reinvested, or to be reinvested,
        in shares issued from Treasury								    5.7 	    9.2
      Preference and preferred share dividends							    0.9 	    0.9
      Redemption premium on preference and preferred shares in excess of amount chargeable
        to contributed surplus (Note 14(c))							    2.3 	     -
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 14)							      $	  761.7       $   667.1
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements

Consolidated balance sheets

											       As at	       As at
										 	      March 31,      December 31,
(unaudited) (millions)										2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
ASSETS
Current Assets
  Cash and temporary investments, net							      $   273.5       $     6.2
  Accounts receivable (Notes 9, 16(b))								  762.7 	  723.8
  Income and other taxes receivable						 		  117.5 	  187.4
  Inventories											  117.8 	  123.5
  Prepaid expenses and other (Note 16(b))							  208.0 	  172.4
  Current portion of future income taxes							  303.8 	  304.0
---------------------------------------------------------------------------------------------------------------------------------
												1,783.3 	1,517.3
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 10)
  Property, plant, equipment and other								7,710.4 	7,764.3
  Intangible assets subject to amortization							  790.8 	  844.7
  Intangible assets with indefinite lives							2,954.6 	2,954.6
---------------------------------------------------------------------------------------------------------------------------------
											       11,455.8        11,563.6
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 11)									  632.3 	  610.7
  Future income taxes										  532.5 	  626.0
  Investments											   41.6 	   41.9
  Goodwill											3,118.0 	3,118.0
---------------------------------------------------------------------------------------------------------------------------------
   												4,324.4 	4,396.6
---------------------------------------------------------------------------------------------------------------------------------
											      $17,563.5       $17,477.5
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued liabilities (Note 16(b))					      $ 1,332.8       $ 1,294.5
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)	   88.5 	  141.0
  Dividends payable										   53.8 	   53.5
  Accrual for redemption of preference and preferred shares (Note 14(c))			   72.8 	     -
  Advance billings and customer deposits (Note 16(b))						  454.9 	  445.0
  Current maturities of long-term debt (Note 12)						  213.1   	  221.1
---------------------------------------------------------------------------------------------------------------------------------
												2,215.9 	2,155.1
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 12) 									6,658.2 	6,609.8
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 13)								1,134.4 	1,173.7
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes										1,005.1 	1,007.0
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest									    9.7 	   10.7
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 14)
  Convertible debentures conversion option							    8.8 	    8.8
  Preference and preferred shares (Note 14(c))							     - 		   69.7
  Common equity											6,531.4 	6,442.7
---------------------------------------------------------------------------------------------------------------------------------
												6,540.2 	6,521.2
---------------------------------------------------------------------------------------------------------------------------------
										   	      $17,563.5       $17,477.5
=================================================================================================================================

Commitments and Contingent Liabilities (Note 15)

The accompanying notes are an integral part of these interim consolidated financial statements

Consolidated statements of cash flows

												    Three months
Periods ended March 31 (unaudited) (millions)							2004		2003
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income										      $   101.3       $    89.5
Adjustments to reconcile net income to cash provided by operating activities:
  Depreciation and amortization									  410.4 	  411.1
  Future income taxes 										   91.8 	  193.9
  Share-based compensation									    4.7 	     -
  Net employee defined benefit plans expense							    4.9 	   13.1
  Employer contributions to employee defined benefit plans					  (28.6)	  (18.0)
  Restructuring and workforce reduction costs, net of cash payments (Note 4)			  (52.5)	 (147.4)
  Other, net											    6.1 	    6.9
  Net change in non-cash working capital (Note 16(c))						   50.0 	 (144.4)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities								  588.1 	  404.7
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 10)									 (309.7)	 (207.8)
Proceeds from the sale of property and other assets						   12.1 	   19.3
Other												   (1.0)	    5.9
---------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities								 (298.6)	 (182.6)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued							   27.0 	   20.1
Dividends to shareholders									  (42.3)	  (44.8)
Long-term debt issued (Note 12)									   27.3 	   17.5
Redemptions and repayment of long-term debt (Note 12)						  (34.2)	 (200.1)
Other											   	     - 		    1.6
---------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities								  (22.2)	 (205.7)
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase in cash and temporary investments, net							  267.3 	   16.4
Cash and temporary investments, net, beginning of period					    6.2 	   (9.0)
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of period					      $   273.5       $     7.4
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest paid										      $    22.8       $    36.0
=================================================================================================================================
Interest received									      $    14.2       $     1.0
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 6)) received (paid)		      $   104.6       $    (0.6)
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements

Notes to interim consolidated financial statements

MARCH 31, 2004 (unaudited)

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

1. Interim Financial Statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2003, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

2. Accounting Policy Developments

(a) Share-Based Compensation
Commencing with the Company's 2004 fiscal year, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for share-based compensation (such amendments arising in 2003) (CICA Handbook Section 3870) apply to the Company. The amendments result in the Company no longer being able to use the intrinsic method of accounting for share options granted to employees for purposes of Canadian Generally Accepted Accounting Principles. The Company has selected the retroactive application without restatement method (also referred to as the modified-prospective transition method). The retroactive application without restatement method results in no share option expense being recognized in the Consolidated Statements of Income in fiscal years prior to 2004 (see Note 8(a)). The share option expense that is recognized in fiscal years subsequent to 2003 will be in respect of share options granted after 2001 and vesting in fiscal periods subsequent to 2003.

To reflect the fair value of options granted subsequent to 2001, and vesting prior to 2004, certain components of common equity in the December 31, 2003, Consolidated Balance Sheet balances would have been restated as follows (had restatement occurred):

										Cumulative transition
							    December 31, 	adjustment for share-
							      2003, as	         based compensation
							     previously	         arising from share           January 1,
(millions)			 			      reported		      options                   2004
---------------------------------------------------------------------------------------------------------------------------------
Common equity
  Common shares						      $ 2,349.1 	      $      - 		      $ 2,349.1
  Non-voting shares			 			3,296.6 		    0.4 		3,297.0
  Options and warrants						   51.5 		     - 			   51.5
  Accrual for shares issuable under
    channel stock incentive plan				    0.6 		     - 			    0.6
  Cumulative foreign currency translation adjustment		   (2.7)		     - 			   (2.7)
  Retained earnings						  741.7 		  (25.1)		  716.6
  Contributed surplus						    5.9 		   24.7 		   30.6
---------------------------------------------------------------------------------------------------------------------------------
							      $ 6,442.7 	      $      - 		      $ 6,442.7
=================================================================================================================================

(b) Equity Settled Obligations
Commencing with the Company's 2004 fiscal year, the Company early adopted the amended recommendations of the CICA for the presentation and disclosures of financial instruments (CICA Handbook Section 3860) specifically concerning the classification of obligations that an issuer can settle with its own equity instruments (such amendments arising in 2003). The amendments result in the Company's convertible debentures being classified as a liability on the Consolidated Balance Sheets and the associated interest expense correspondingly being classified with financing costs on the Consolidated Statements of Income. The conversion option embedded in the convertible debentures continues to be presented as a component of shareholders' equity. As required, these amended recommendations have been applied retroactively.

To reflect the reclassification of the convertible debentures as a liability, certain items of the Consolidated Income Statement for the three-month period ended March 31, 2003, have been restated as follows:


										Adjustment to reflect
Three months ended March 31, 2003 			    As previously      convertible debentures	    As currently
($ in millions except per share amounts)		      reported 		   as a liability	      reported
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues					      $ 1,740.9 	      $      - 		      $ 1,740.9
Operating expenses						1,487.7 		     - 			1,487.7
---------------------------------------------------------------------------------------------------------------------------------
Operating income						  253.2 		     - 			  253.2
  Other expense, net						    5.6 		     - 			    5.6
  Financing costs						  161.6 		    2.7 		  164.3
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and non-controlling interest		   86.0 		   (2.7)		   83.3
  Income taxes (recovery)					   (5.9)		   (1.0)		   (6.9)
  Non-controlling interest					    0.7 		     - 			    0.7
---------------------------------------------------------------------------------------------------------------------------------
Net income							   91.2 		   (1.7)		   89.5
  Preference and preferred share dividends			    0.9 		     - 			    0.9
  Interest on convertible debentures, net of income taxes	    1.7 		   (1.7)		     -
---------------------------------------------------------------------------------------------------------------------------------
Common Share and Non-Voting Share income		      $    88.6 	      $      - 		      $    88.6
=================================================================================================================================
Income per Common Share and Non-Voting Share
  - Basic						      $     0.26	      $      - 		      $     0.26
  - Diluted						      $     0.26 	      $      - 		      $     0.26

To reflect the reclassification of the convertible debentures as a liability, certain line items of the December 31, 2003, Consolidated Balance Sheet balances have been restated as follows:

							    December 31,				    December 31,
 							      2003, as 	       Adjustment to reflect	      2003, as
							     previously	       convertible debentures 	      currently
(millions)						      reported		   as a liability	      reported
---------------------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities		      $ 1,294.1 	      $     0.4 	      $ 1,294.5
Long-Term Debt						      $ 6,469.4 	      $   140.4 	      $ 6,609.8
Shareholders' Equity
  Convertible debentures conversion option		      $      -		      $     8.8	 	      $     8.8
  Convertible debentures				      $   149.6 	      $  (149.6)	      $      -

---------------------------------------------------------------------------------------------------------------------------------

3. Financial Instruments

During the first quarter of 2004, the Company entered into two series of hedging relationships to which hedge accounting has been applied: one series of hedging relationships results in fixing the Company's compensation cost arising from a specific grant of restricted share units (see Note 8(b)) and the other series of hedging relationships results in the notional conversion of $350 million of the 2006 (Canadian Dollar) Notes from a fixed interest rate of 7.5% to a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread. In early April 2004, the Company entered into additional hedging relationships that resulted in bringing the total notional conversion of the 2006 (Canadian Dollar) Notes to $500 million with a floating interest rate based upon the three-month Bankers' Acceptance Canadian Dollar Offered Rate plus a spread.

As at March 31, 2004, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S.$60 million of fiscal 2004 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

  Fair value: The fair value of the Company's long-term debt, including the convertible debentures, is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

						        As at March 31, 2004		      As at December 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
						      Carrying				    Carrying
(millions)					      amount(1)	     Fair value		    amount(1)	     Fair value
---------------------------------------------------------------------------------------------------------------------------------
												(restated - Note 2(b))
Long-term debt (Note 12)			      $ 6,880.1       $ 8,085.6 	      $ 6,839.7       $ 7,840.2
Derivative financial instruments(2) used to
  manage interest rate and currency risks
  associated with U.S. dollar denominated
  debt (Note 13)					  694.2 	  844.7 		  739.6 	  858.6
Derivative financial instruments(2) used to
  manage interest rate risk associated with
  Canadian dollar denominated debt			     - 		   (1.0)		     - 		     -
---------------------------------------------------------------------------------------------------------------------------------
						      $ 7,574.3       $ 8,929.3 	      $ 7,579.3       $ 8,698.8
=================================================================================================================================
Derivative financial instruments(2) used to manage
  currency risks arising from U.S. dollar
  denominated purchases				      $      -        $    (0.3)	      $      -        $     0.1
=================================================================================================================================
Derivative financial instruments(2) used to manage
  changes in compensation costs arising from
  restricted share units (Note 8(b))		      $      -        $     1.8		      $      -        $      -
---------------------------------------------------------------------------------------------------------------------------------

(1) Carrying amount of long-term debt, for purposes of this table, includes the carrying amount of the convertible debenture conversion option.

(2) Notional amount of all derivative financial instruments outstanding is $5,258.8 (December 31, 2003 - $4,822.9).

4. Restructuring and Workforce Reduction Costs

(a) Overview

Three-month periods ended March 31
(millions)							2004					2003

---------------------------------------------------------------------------------------------------------------------------------
								    Operational  			    Operational
							2004 	 Efficiency Program			  Efficiency Program
						  Initiatives (b) (2001- 2003) (c)	       Total	   (2001- 2003) (c)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs
  Workforce reduction
    Voluntary		      			      $      -        $      -		      $      -        $      -
    Involuntary						   15.7 	     - 			   15.7 	     -
  Lease termination					     - 		     - 			     - 	     	    3.4
  Other							     - 		    0.2 		    0.2 	    3.1
---------------------------------------------------------------------------------------------------------------------------------
							   15.7 	    0.2 		   15.9 	    6.5
---------------------------------------------------------------------------------------------------------------------------------
Disbursements
  Workforce reduction
    Voluntary (Early Retirement Incentive Plan,
     Voluntary Departure Incentive Plan and other)	     - 		   46.5 		   46.5 	   98.3
    Involuntary and other				    1.3 	   18.7 		   20.0 	   49.4
  Lease termination					     - 		    1.1 		    1.1 	    1.6
  Other							     - 		    0.8 		    0.8 	    4.6
---------------------------------------------------------------------------------------------------------------------------------
							    1.3 	   67.1 		   68.4 	  153.9
---------------------------------------------------------------------------------------------------------------------------------
Expenses greater than (less than) disbursements		   14.4 	  (66.9)		  (52.5)	 (147.4)
Restructuring and workforce reduction accounts
 payable and accrued liabilities, beginning of period	     - 		  141.0 		  141.0  	  400.4
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction accounts
payable and accrued liabilities, end of period	      $	   14.4       $    74.1 	      $	   88.5        $  253.0
=================================================================================================================================

(b) 2004 Initiatives
In the first quarter of 2004, a departmental reorganization was initiated, primarily in the Communications segment information technology resources area, consolidating from 15 locations to 2 primary locations. This reorganization, which has an estimated implementation cost in 2004 of $30 million and is planned for completion in 2004, is expected to enable greater efficiencies of scale.

(c) Operational Efficiency Program (2001-2003)
In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the initiatives identified during the second phase review and included: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

As at March 31, 2004, no future costs remain to be recorded under the Operational Efficiency Program, but variances from estimates currently recorded may be recorded in subsequent periods.

5. Financing Costs

Periods ended March 31 											Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
Interest on long-term debt								      $   163.6       $   173.3
Interest on short-term obligations and other 						 	    1.8 	    1.0
Foreign exchange(1)										   (0.6)	    0.4
---------------------------------------------------------------------------------------------------------------------------------
											 	  164.8 	  174.7
Interest income (including interest on tax refunds)						  (19.8)	  (10.4)
---------------------------------------------------------------------------------------------------------------------------------
											      $   145.0       $   164.3
=================================================================================================================================

(1) For the three-month period ended March 31, 2004, these amounts include gains (losses) of $(0.3) (2003 - $0.3) in respect of hedge ineffectiveness.


6. Income Taxes

Periods ended March 31 											Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													 (restated - Note 2(b))
Current											      $   (29.2)      $  (200.8)
Future												   91.8 	  193.9
---------------------------------------------------------------------------------------------------------------------------------
											      $    62.6       $    (6.9)
=================================================================================================================================

The Company's income tax expense (recovery) differs from that calculated by applying statutory rates for the following reasons:

Three month periods ended March 31 ($ in millions)		2004					2003
---------------------------------------------------------------------------------------------------------------------------------
												(restated - Note 2(b))
Basic blended federal and provincial tax at
 statutory income tax rates			      $    57.1 	 34.7%		      $    30.8 	 37.0%
Tax rate differential on settlement
 of prior year tax issues				   (1.6)				  (47.0)
Revaluation of future tax assets and liabilities
 for changes in statutory tax rates			   (1.3)				    0.2
Share option compensation				    1.9 				     -
Other							    1.2 				    3.3
---------------------------------------------------------------------------------------------------------------------------------
							   57.3 	 34.8%			  (12.7)	 NM(1)
Large corporations tax					    5.3 				    5.8
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery) per
 Consolidated Statements of Income		      $    62.6 	 38.0%		      $    (6.9)	 NM(1)
=================================================================================================================================

(1) "NM" - Not meaningful.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month period ended March 31, 2004, the Company recorded Investment Tax Credits of $0.5 million (2003 - $1.2 million) of which $0.5 million (2003 - $1.0 million) was recorded as a reduction of "Operations expense" and the balance was recorded as a reduction of capital expenditures.

7. Per Share Amounts

Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the year. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.

Periods ended March 31 										    Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
Net income										      $   101.3       $    89.5
Deduct:
  Preference and preferred share dividends							    0.9 	    0.9
  Redemption premium on preference and preferred shares in excess of
   amount chargeable to contributed surplus (Note 14(c))					    2.3 	     -
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted Common Share and Non-Voting Share income				      $    98.1       $    88.6
=================================================================================================================================
Periods ended March 31 										    Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and Non-Voting Shares outstanding			  353.1 	  346.8
Effect of dilutive securities
  Exercise of share options and warrants							    2.5 	    0.2
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding			  355.6 	  347.0
=================================================================================================================================

For the three-month period ended March 31, 2004, certain outstanding share options, in the amount of 18.1 million (2003 - 22.6 million), were not included in the computation of diluted income per Common Share and Non-Voting Share because the options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods. Similarly, convertible debentures, which were convertible into 3.8 million shares for the three-month period ended March 31, 2004, were not included in the computation of diluted income per Common Share and Non-Voting Share because the conversion price was greater than the average market price of the Non-Voting Shares during the reported periods.

8. Share-Based Compensation

(a) Share Options
Effective January 1, 2004, for purposes of Canadian Generally Accepted Accounting Principles, the Company applies the fair value based method of accounting for share-based compensation awards granted to employees. As the Company has selected the retroactive application without restatement method (see Note 2(a)), it must disclose the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting for the share-based compensation had been applied in the comparative period.

Periods ended March 31 										Three months
(millions except per share amounts)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
Net income
  As reported										      $   101.3       $    89.5
  Add: Share-based compensation arising from share options included in reported net income	    5.4 	     -
  Deduct: Share-based compensation arising from share options determined under
   the fair value based method for all awards							   (5.4)	   (4.1)
  Pro forma										      $   101.3	      $    85.4
Net income per Common Share and Non-Voting Share(1)
  Basic
    As reported										      $     0.28      $     0.26
    Pro forma										      $     0.28      $     0.24
  Diluted
    As reported										      $     0.28      $     0.26
    Pro forma										      $     0.28      $     0.24

(1) For the three-month period ended March 31, 2004, share-based compensation arising from share options determined under the fair value based method for all awards per Common Share and Non-Voting Share would be $0.01 basic and diluted.

As only share options granted after 2001 are included, these disclosures are not likely to be representative of the effects on reported net income for future years. These disclosures reflect weighted average fair values of $7.78 and $4.26 for options granted in the three-month periods ended March 31, 2004 and 2003, respectively. Share options typically vest over a three-year period and the vesting method of options, which is determined at the date of grant, may be either cliff or graded. The fair value of each option granted is estimated at the time of grant using the Black-Scholes model with weighted average assumptions for grants as follows:

Periods ended March 31										    Three months
												2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate										  3.8%		  5.0%
Expected lives (years)										  4.5 		  4.5
Expected volatility										 40.0%		 40.0%
Dividend yield											  2.4%		  4.0%
---------------------------------------------------------------------------------------------------------------------------------

(b) Other Share-Based Compensation
The Company uses restricted share units as a form of incentive compensation. Each restricted share unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share are recorded as additional restricted share units during the life of the restricted share unit. The restricted share units become payable as they vest over their lives (typically the vesting period is 33 months and the vesting method, which is determined at the date of grant, may be either cliff or graded). Reflected in the Consolidated Statements of Income as "Operations expense" for the three-month period ended March 31, 2004, is compensation expense arising from restricted share units of $1.1 million (2003 - NIL).

The following table presents a summary of the activity related to the Company's restricted share units for the three-month period ended March 31, 2004.

Period ended March 31, 2004								 	    Three months
---------------------------------------------------------------------------------------------------------------------------------
											     Number of
											     restricted	     Weighted
											     share units   average price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period							      316,630
Issued
  Initial allocation									      840,099         $    24.12
  In lieu of dividends										7,488 		   22.35
Exercised										      (73,164) 		   24.26
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period								    1,091,053
=================================================================================================================================

With respect to restricted share units issued in the first quarter of 2004, the Company entered into a cash-settled equity forward agreement that fixes the cost to the Company at $26.61 per restricted share unit in respect of 652,550 restricted share units.

9. Accounts Receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement (the "2002 Securitization"), which was amended September 30, 2002, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at March 31, 2004, the rating was BBB (high).

											       As at	       As at
											     March 31,	    December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio									      $   919.7       $ 1,036.9
Securitized receivables										 (186.9)	 (369.5)
Retained interest in receivables sold								   29.9 	   56.4
---------------------------------------------------------------------------------------------------------------------------------
Receivables held									      $   762.7       $   723.8
=================================================================================================================================

For the three-month period ended March 31, 2004, the Company recognized losses (recoveries) of $(0.2) million (2003 - $1.2 million) on the sale of receivables arising from the 2002 Securitization.

Cash flows from the 2002 Securitization are as follows:

Period ended March 31, 2004								 	    Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning of period				      $   300.0       $   475.0
Proceeds from new securitizations								     - 		    3.0
Securitization reduction payments								 (150.0)	  (24.0)
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of period					      $   150.0	      $   454.0
=================================================================================================================================
Proceeds from collections reinvested in revolving period securitizations		      $   682.5	      $ 1,018.4
=================================================================================================================================
Proceeds from collections pertaining to retained interest				      $   132.3	      $   206.5
=================================================================================================================================

10. Capital Assets

(a) Capital Assets, Net

								    Accumulated
								  Depreciation and
							Cost	   Amortization			   Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
											       As at	       As at
											     March 31, 	    December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets		  	      $16,700.0       $10,777.1 	      $ 5,922.9       $ 6,002.4
  Assets leased to customers				  413.1 	  358.5 		   54.6 	   60.0
  Buildings						1,588.1 	  761.5 		  826.6 	  832.0
  Office equipment and furniture			  891.1 	  632.0 		  259.1 	  265.0
  Assets under capital lease				   24.7 	   10.1 		   14.6 	   14.2
  Other							  333.4 	  230.4 		  103.0 	  113.8
  Land							   48.1 	     - 			   48.1  	   49.0
  Plant under construction				  457.8 	     - 			  457.8 	  405.0
  Materials and supplies				   23.7 	     - 			   23.7 	   22.9
---------------------------------------------------------------------------------------------------------------------------------
						       20,480.0        12,769.6 		7,710.4 	7,764.3
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base					  362.9 	   78.6 		  284.3 	  289.7
  Software						1,035.6  	  609.0 		  426.6 	  473.7
  Access to rights-of-way and other			  116.3 	   36.4 		   79.9 	   81.3
---------------------------------------------------------------------------------------------------------------------------------
							1,514.8 	  724.0 		  790.8 	  844.7
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences(1)					3,973.1 	1,018.5 		2,954.6 	2,954.6
---------------------------------------------------------------------------------------------------------------------------------
						      $25,967.9       $14,512.1 	      $11,455.8       $11,563.6
=================================================================================================================================

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Included in capital expenditures for the three-month period ended March 31, 2004, were additions of intangible assets subject to amortization of $32.9 million (2003 - $19.9 million).

(b) Intangible Assets Subject to Amortization
Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at March 31, 2004, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)											      $   229.4
2005														  192.5
2006													 	   84.0
2007														   29.0
2008														   14.7

11. Deferred Charges

											       As at	       As at
											     March 31, 	    December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan contributions
 in excess of charges to income 							      $   453.6       $   426.8
Cost of issuing debt securities, less amortization						   36.5 	   39.2
Deferred customer activation and installation costs(1)						   81.2 	   80.8
Other												   61.0 	   63.9
---------------------------------------------------------------------------------------------------------------------------------
											      $   632.3       $   610.7
=================================================================================================================================

(1)Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

12. Long-Term Debt

(a) Details of Long-Term Debt

($ in millions)
											       As at	       As at
											     March 31,	    December 31,
				       Series		Rate	      Maturity			2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
TELUS Corporation Notes
					CA		  7.5%		June 2006	      $ 1,572.7       $ 1,572.1
					U.S.		  7.5%		June 2007		1,525.0 	1,507.4
					U.S.		  8.0%		June 2011		2,513.3 	2,484.4
---------------------------------------------------------------------------------------------------------------------------------
												5,611.0 	5,563.9
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Convertible Debentures                  6.75%(1)	June 2010		  140.6 	  140.4

---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Credit Facilities			     -%(2)	May 2004		     - 		    7.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
					1		12.00%(1)	May 2010		   50.0 	   50.0
					2		11.90%(1)	November 2015		  125.0 	  125.0
					3		10.65%(1)	June 2021		  175.0 	  175.0
					5		 9.65%(1)	April 2022		  249.0 	  249.0
					A		 9.50%(1)	August 2004		  189.5 	  189.5
					B		 8.80%(1)	September 2025		  200.0 	  200.0
---------------------------------------------------------------------------------------------------------------------------------
												  988.5 	  988.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures
					96-9		6.375%(1)	August 2004		   20.0 	   20.0
					99-1		 7.25%(1)	June 2030		    0.1 	    0.1
---------------------------------------------------------------------------------------------------------------------------------
												   20.1 	   20.1
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes							    0.2 	    0.4
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. First Mortgage Bonds
					U		11.50%(1)	July 2010		   30.0 	   30.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. Medium Term Notes
					1		 7.10%(1)	February 2007		   70.0 	   70.0
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 5.1% to 18.0%
 and maturing on various dates up to 2008							   10.6 	   10.3
---------------------------------------------------------------------------------------------------------------------------------
Other 												    0.3 	    0.3
---------------------------------------------------------------------------------------------------------------------------------
Total debt											6,871.3 	6,830.9
Less - current maturities									  213.1 	  221.1
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt										      $ 6,658.2       $ 6,609.8
=================================================================================================================================

(1) Interest is payable semi-annually.

(2) Weighted average rate as at March 31, 2004 (December 31, 2003 -
4.325%).

(b) TELUS Corporation Credit Facilities
Subsequent to March 31, 2004, TELUS Corporation received $1.6 billion in commitments, which are subject to review of final documentation, for new credit facilities from a syndicate of financial institutions. The new credit facilities will consist of: i) an $800 million (or U.S. Dollar equivalent) revolving credit facility with a four-year term, and ii) a 364-day facility with $800 million (or U.S. Dollar equivalent) in available credit on a revolving basis and which is extendible at the Company's option on a non-revolving basis for one year for any amounts outstanding on the anniversary date. These new facilities will replace the existing committed credit facilities prior to the availability termination dates of such facilities.

TELUS Corporation's new credit facilities contain customary covenants; continued access to TELUS Corporation's credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

(c) Long-Term Debt Maturities
Anticipated requirements to meet long-term debt repayments during each of the five years ending December 31 are as follows:

(millions)												Total(1)
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)											      $   213.1
2005														    1.6
2006														1,579.7
2007														1,870.0
2008														    2.3

(1)Where applicable, repayments reflect hedged foreign exchange rates


13. Other Long-Term Liabilities

											       As at	       As at
											     March 31, 	    December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings						      $   106.4       $   109.1
Pension and other post-retirement liabilities							  164.3 	  161.3
Deferred hedging liability									  694.2 	  739.6
Deferred customer activation and installation fees(1)						   81.2 	   80.8
Other												   88.3 	   82.9
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,134.4       $ 1,173.7
=================================================================================================================================

(1)Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

14. Shareholders' Equity

(a)Details of Shareholders' Equity

											       As at	       As at
											     March 31, 	    December 31,
($ in millions except per share amounts)							2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
Convertible debentures conversion option (b)						      $     8.8       $     8.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares (c)
	Authorized				Amount
	  Non-voting first preferred shares 	  Unlimited
								      Redemption
	Issued							      Premium
	Cumulative
	$6.00	Preference			  8,090			10.0%			    0.8 	    0.8
	$4.375	Preferred			 53,000			 4.0%			    5.3 	    5.3
	$4.50	Preferred			 47,500			 4.0%			    4.8 	    4.8
	$4.75	Preferred			 71,250			 5.0%		  	    7.1 	    7.1
	$4.75	Preferred (Series 1956)		 71,250			 4.0%			    7.1 	    7.1
	$5.15	Preferred			114,700			 5.0%			   11.5 	   11.5
	$5.75	Preferred			 96,400		 	 4.0%			    9.6 	    9.6
	$6.00	Preferred			 42,750			 5.0%			    4.3 	    4.3
	$1.21 	Preferred 			768,400			 4.0%			   19.2 	   19.2
---------------------------------------------------------------------------------------------------------------------------------
												   69.7 	   69.7
	Less: Reclassification to current liabilities						   69.7 	     -
---------------------------------------------------------------------------------------------------------------------------------
												     - 		   69.7
---------------------------------------------------------------------------------------------------------------------------------
Preferred equity
	Authorized				Amount
	  First Preferred Shares	  	1,000,000,000
	  Second Preferred Shares	  	1,000,000,000
Common equity
   Shares
	Authorized				Amount
	  Common Shares				1,000,000,000
	  Non-Voting Shares			1,000,000,000
	Issued
	  Common Shares (d)									2,369.4 	2,349.1
	  Non-Voting Shares (d)									3,326.2 	3,296.6
	Options and warrants (e)								   41.1 	   51.5
	Accrual for shares issuable under channel stock incentive plan (f)			    0.6 	    0.6
	Cumulative foreign currency translation adjustment					   (2.3)	   (2.7)
	Retained earnings									  761.7 	  741.7
	Contributed surplus									   34.7 	    5.9

---------------------------------------------------------------------------------------------------------------------------------
												6,531.4 	6,442.7
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity								      $ 6,540.2       $ 6,521.2
=================================================================================================================================

(b) Convertible Debenture Conversion Option
At March 31, 2004, 3.8 million (December 31, 2003 - 3.8 million) shares are reserved for issuance upon exercise of convertible debenture conversion options.

(c) TELUS Communications Inc. Preference and Preferred Shares
TELUS Communications Inc. has the right to redeem the Preference and Preferred shares upon giving three months' previous notice. On March 25, 2004, TELUS Communications Inc. issued notices of redemption for all nine classes of its outstanding preference and preferred shares for redemption during the third quarter of 2004 for total consideration of approximately $72.8 million. As a result, the carrying amount of the preference and preferred shares has been reclassified to current liabilities, along with the associated redemption premium. Of the redemption premium of $3.1 million, $0.8 million is chargeable against contributed surplus with the balance being charged to retained earnings.

(d) Changes in Common Shares and Non-Voting Shares

Period ended March 31, 2004									   Three months
---------------------------------------------------------------------------------------------------------------------------------
											     Number of 	       Amount
											      shares	     (millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of period									    190,800,015       $ 2,349.1
  Exercise of share options (g)									 50,244 	    1.3
  Employees' purchase of shares									671,827 	   17.6
  Dividends reinvested in shares								 51,298 	    1.4
---------------------------------------------------------------------------------------------------------------------------------
End of period										    191,573,384       $ 2,369.4
=================================================================================================================================
Non-Voting Shares
  Beginning of period									    161,042,369       $	3,296.6
  Transitional amount for share-based compensation arising from share options (Note 2(a))             - 	    0.4
---------------------------------------------------------------------------------------------------------------------------------
  Adjusted opening balance								    161,042,369 	3,297.0
  Exercise of warrants (e)									 76,000 	    2.8
  Channel stock incentive plan (f)								 11,725 	    0.3
  Exercise of share options (g)									464,084 	   14.6
  Dividend Reinvestment and Share Purchase Plan
    Dividends reinvested in shares								485,749 	   11.3
    Optional cash payments									  8,413 	    0.2
---------------------------------------------------------------------------------------------------------------------------------
End of period										    162,088,340       $	3,326.2
=================================================================================================================================

(e) Options and Warrants
Upon its acquisition of Clearnet in 2000, the Company was required to record the intrinsic value of Clearnet options and warrants outstanding at that time. As these options and warrants are exercised, the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited or expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.

Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005. As at March 31, 2004, 0.7 million (December 31, 2003
- 0.8 million) warrants remained outstanding.

(f) Channel Stock Incentive Plan
The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 0.2 million (December 31, 2003 - 0.2 million) shares for issuance under the Plan. As at March 31, 2004, shares earned, but not yet issued, are accrued as a component of Common Equity.

(g) Share Option Plans
The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the time of grant. At March 31, 2004, 28.9 million (December 31, 2003 - 29.5 million) shares are reserved for issuance under the share option plans.

The following table presents a summary of the activity related to the Company's share options plans for the three-month period ended March 31, 2004.

Period ended March 31, 2004									   Three months
---------------------------------------------------------------------------------------------------------------------------------
													      Weighted
											      Number of    average option
											       shares	       price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period							     25,773,832      $  24.85
Granted											      1,672,291 	24.79
Exercised										       (514,328)	13.25
Forfeited										       (160,080)	26.96
Expired (and cancelled)									       (130,981)	24.76
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period								     26,640,734 	25.06
=================================================================================================================================


(h) Contributed Surplus
The following table presents a summary of the activity related to the Company's contributed surplus for the three-month period ended March 31, 2004:

Period ended March 31, 2004 (millions)									    Three months
---------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period										     $   5.9
Transitional amount for share-based compensation arising from share options (Note 2(a))				24.7
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance											30.6
Share option expense recognized in period (Note 8(a))								 5.4
Share option expense reclassified to Non-Voting Share capital account upon exercise of share options		(0.5)
Redemption premium on preference and preferred shares (c)							(0.8)
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of period											     $  34.7
=================================================================================================================================

(i) Employee Share Purchase Plan
The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 6% of their pay. The Company contributes two dollars for every five dollars contributed by an employee. The Company records its contributions as a component of operating expenses. For the three months ended March 31, 2004, the Company contributed $6.1 million (2003 - $5.7 million) to this plan. Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001, when the issuance of shares from Treasury commenced, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices. At March 31, 2004, 2.7 million (December 31, 2003 - 3.5 million) shares are reserved for issuance under the employee share purchase plan.

(j) Dividend Reinvestment and Share Purchase Plan
The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the market. At March 31, 2004, 1.8 million (December 31, 2003 - 2.3 million) shares are reserved for issuance under the Dividend Reinvestment and Share Purchase Plan.

15.  Commitments and Contingent Liabilities

(a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts
On May 30, 2002, and on July 31, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability ($93 million as of March 31, 2004 (December 31, 2003 - $76 million)) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

(b) Labour Negotiations
In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the five legacy agreements from BC TELECOM and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted.

In January 2003, the Company and the Telecommunications Workers Union signed a Maintenance of Activities agreement, as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance, hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage. Also in January 2003, the Company and the Telecommunications Workers Union agreed to an extension of the conciliation process to include a global review of all outstanding issues and a subsequent 60-day conciliation period. In the first quarter of 2004, the 60-day period concluded and the outstanding issues were not resolved.

On January 15, 2004, the Federal Minister of Labour appointed the two conciliators as mediators to continue to work with the Company and the Telecommunications Workers Union towards a possible resolution.

On January 28, 2004, the Canadian Industrial Relations Board ruled, in response to an unfair labour practice complaint filed by the Telecommunications Workers Union, that the Company must make an offer of binding arbitration to the Telecommunications Workers Union to settle the collective agreement between the parties. The Company made the offer of binding arbitration on January 29, 2004, and on January 30, 2004, the Telecommunications Workers Union accepted the offer. Under the provisions of binding arbitration, no legal labour disruption can occur.

With the assistance of mediators, the Company and the Telecommunications Workers Union have discussed the binding arbitration process including the selection of an arbitrator, terms of reference/guiding principles that an arbitrator would take into consideration, hearing location and dates, however, many of these items remain unresolved.

The Company has filed an application for reconsideration with the Canadian Industrial Relations Board and an appeal in the Federal Court of Appeal of the Canadian Industrial Relations Board's decision directing the Company to offer binding arbitration.

(c) Guarantees
Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

The Company has guaranteed a third party's financial obligation as a part of a facility naming rights agreement. The guarantee runs through to December 31, 2014, on a declining-balance basis and is of limited recourse.

In 2003, the Company guaranteed a customer's financial obligation to a third party in respect of telecommunication equipment that the Company is supplying to the customer. The Company could be required to make a payment to the third party in the event that the customer does not accept the telecommunications equipment as a result of a major failure of the equipment that prevents the equipment from meeting specified service levels. The guarantee runs through to July 1, 2004, and the Company has recourse to the underlying assets.

As at March 31, 2004, the Company has no liability recorded in respect of the aforementioned performance guarantees.

Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at March 31, 2004, the Company has a liability of $1.5 million (December 31, 2003 - $1.5 million) recorded in respect of these lease guarantees.

The following table quantifies the maximum undiscounted guarantee amounts as at March 31, 2004, without regard for the likelihood of having to make such payment.

							    Performance		     Financial
(millions)						   guarantees(1)	   guarantees(1)	       Total
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)					    $   8.7 		    $   4.6 		     $  13.3
2005								2.0 			3.9 			 5.9
2006								1.8 			2.7 			 4.5
2007								1.6 			1.3 			 2.9
2008								1.4 			0.4 			 1.8

(1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the purchaser's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the purchaser being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the purchaser in respect of any losses that the purchaser incurred. As at March 31, 2004, the Company has no liability recorded in respect of indemnification obligations.

(d) Claims and Lawsuits
A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position.

16. Additional Financial Information

(a) Income Statement

Periods ended March 31 										    Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Advertising expense									     $     32.0      $     26.3
=================================================================================================================================

(b) Balance Sheet

											       As at	       As at
											     March 31,	    December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable
  Customer accounts receivable								      $   679.7       $   624.1
  Accrued receivables										  146.7 	  158.4
  Allowance for doubtful accounts								  (73.0)	  (67.6)
  Other												    9.3 	    8.9
---------------------------------------------------------------------------------------------------------------------------------
											      $   762.7       $   723.8
=================================================================================================================================
Prepaid expense and other
  Prepaid expenses									      $   101.6       $    86.6
  Deferred customer activation and installation costs						   69.8 	   77.2
  Other												   36.6 	    8.6
---------------------------------------------------------------------------------------------------------------------------------
											      $   208.0       $   172.4
=================================================================================================================================
Accounts payable and accrued liabilities
  Trade accounts payable								      $   240.5       $   377.6
  Accrued liabilities										  461.0 	  384.1
  Payroll and other employee-related liabilities						  379.6 	  430.4
  Interest payable										  208.3 	   72.4
  Other												   43.4 	   30.0
---------------------------------------------------------------------------------------------------------------------------------
											      $ 1,332.8       $ 1,294.5
=================================================================================================================================
Advance billings and customer deposits
  Advance billings									      $   360.6       $   340.9
  Deferred customer activation and installation fees						   69.8 	   77.2
  Customer deposits										   24.5 	   26.9
---------------------------------------------------------------------------------------------------------------------------------
											      $   454.9       $   445.0
=================================================================================================================================

(c) Supplementary Cash Flow Information

Periods ended March 31 										    Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital
  Accounts receivable									      $   (38.9)      $    87.0
  Income and other taxes receivable								   69.9 	 (211.6)
  Inventories											    5.7 	   10.2
  Prepaid expenses and other									  (35.6)	  (17.5)
  Accounts payable and accrued liabilities							   39.0 	  (21.3)
  Advance billings and customer deposits							    9.9 	    8.8
---------------------------------------------------------------------------------------------------------------------------------
											      $    50.0       $  (144.4)
=================================================================================================================================

17. Employee Future Benefits

(a) Defined benefit plans
The Company's net defined benefit plan costs were as follows:

Three-month periods ended March 31
(millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				     Incurred in      Matching	     Recognized	     Incurred in      Matching	     Recognized
				       period	   adjustments(1)     in period	       period	   adjustments(1)     in period
---------------------------------------------------------------------------------------------------------------------------------
Pension benefit plans
  Current service cost		     $    17.6      $      - 	    $    17.6 	    $    16.3 	     $      - 	     $    16.3
  Interest cost				  78.1 		   - 		 78.1 		 76.7 		    - 		  76.7
  Return on plan assets			(164.2)		 70.9 		(93.3)		143.3 		(227.0)		 (83.7)
  Past service costs			    - 		  0.2 		  0.2 		   - 		   0.2 		   0.2
  Actuarial loss 			   6.1 		   - 		  6.1 		  7.3 		    - 		   7.3
  Valuation allowance provided
   against accrued benefit asset	    - 		  6.4 		  6.4 		   - 		   6.4 		   6.4
  Amortization of transitional
   obligation (asset)			    - 		(11.2)		(11.2)		   - 		 (11.2)		 (11.2)
---------------------------------------------------------------------------------------------------------------------------------
				     $   (62.4)	    $    66.3 	    $     3.9 	    $   243.6 	     $  (231.6)	     $    12.0
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

Three-month periods ended March 31
(millions)						2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				     Incurred in      Matching	     Recognized	     Incurred in      Matching	     Recognized
				       period	   adjustments(1)     in period	       period	   adjustments(1)     in period
---------------------------------------------------------------------------------------------------------------------------------
Other benefit plans
  Current service cost	             $     1.2 	    $	   - 	    $	  1.2 	    $	  1.3 	     $	    - 	     $	   1.3
  Interest cost				   0.8 		   - 		  0.8 		  0.9 		    - 		   0.9
  Return on plan assets			  (0.7)		   - 		 (0.7)		 (0.2)		  (0.5)		  (0.7)
  Actuarial loss (gain)			  (0.3)		   - 		 (0.3)		 (0.3)		    - 		  (0.3)
  Amortization of transitional
   obligation (asset)			    - 		  0.2 		  0.2 		   - 		   0.2 		   0.2
---------------------------------------------------------------------------------------------------------------------------------
				     $     1.0 	    $     0.2 	    $     1.2 	    $     1.7 	     $    (0.3)	     $	   1.4
=================================================================================================================================

(1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b) Employer contributions
The best estimate of fiscal 2004 employer contributions to the Company's defined benefit pension plans has been revised to $122.6 million
(December 31, 2003 estimate - $104.8 million) to reflect the net acceleration of discretionary funding.

(c) Defined contribution plans
The Company's total defined contribution pension plan costs recognized were as follows:

Periods ended March 31 									 	    Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Union pension plan contributions							     $     9.3 	     $     9.3
Other defined contribution pension plans							   6.3 		   5.0
---------------------------------------------------------------------------------------------------------------------------------
											     $    15.6 	     $    14.3
=================================================================================================================================


18. Segmented Information

The Company's reportable segments, which are used to manage the business, are Communications and Mobility. The Communications segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Mobility segment includes digital personal communications services and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

Periods ended
 March 31	       Communications	 	       Mobility     		  Eliminations  	       Consolidated
(millions)	     2004	   2003		  2004		2003	       2004	     2003	    2004	  2003
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 1,171.1 	 $ 1,208.5  	$   632.7     $   532.4      $      - 	   $     - 	  $ 1,803.8     $ 1,740.9
Inter-segment
 revenue	        25.0 	      23.4 	      4.6 	    3.7 	 (29.6)	      (27.1)		 -	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     1,196.1 	   1,231.9 	    637.3 	  536.1 	 (29.6)	      (27.1)	    1,803.8  	  1,740.9
Operations expense     706.7 	     739.7 	    389.5 	  357.5 	 (29.6)	      (27.1)	    1,066.6 	  1,070.1
Restructuring and
 work-force
  reduction costs	15.9 	       6.5  	       -  	     - 	            -  	         -  	       15.9  	      6.5
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(1)	   $   473.5 	 $   485.7 	$   247.8     $   178.6       $     -      $     - 	  $   721.3     $   664.3
=================================================================================================================================
CAPEX(2)	   $   259.4 	 $   153.5 	$    50.3     $    54.3       $     -      $     - 	  $   309.7     $   207.8
=================================================================================================================================
EBITDA less CAPEX  $   214.1 	 $   332.2 	$   197.5     $   124.3       $     -      $     - 	  $   411.6     $   456.5
=================================================================================================================================

(1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2) Total capital expenditures ("CAPEX").


19. Related Party Transactions

In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2004. As of March 31, 2004, in aggregate, $312.1 million of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after March 31, 2004, is U.S.$97 million.

In the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed. In connection with the 2001 disposition of TELUS' directory business to Verizon, the Company rebills, and collects for, directory listings on Verizon's behalf. The Company owed Verizon, on a net basis and including directory rebilling and collections done on Verizon's behalf as well as dividends payable, $40.5 million at March 31, 2004 (December 31, 2003 - $40.9 million).

Periods ended March 31 										     Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement - Ongoing services and benefits expensed				      $     6.6       $     7.5
Sales to Verizon (Verizon customers' usage of TELUS' telecommunication
 infrastructure and other)								      $    10.1       $    12.1
Purchases from Verizon (TELUS customers' usage of Verizon's telecommunication
 infrastructure and other)								      $    12.1       $     8.7
---------------------------------------------------------------------------------------------------------------------------------

20. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Periods ended March 31 									    	    Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
Net income in accordance with Canadian GAAP						      $   101.3       $    89.5
Adjustments:
  Operating expenses
    Operations (b)										    1.2 	   (4.2)
    Depreciation (c)										    6.5 	   26.9
    Amortization of intangible assets (d)							  (20.5)	  (20.5)
  Financing costs (f)										    1.9 	    2.4
  Accounting for derivatives (g)								     - 	 	    1.1
  Taxes on the above adjustments (h)								    5.4 	   (1.7)
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP								   95.8 	   93.5
Other comprehensive income (loss) (i)								  (22.5)	   19.4
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance with U.S. GAAP 				      $    73.3       $   112.9
=================================================================================================================================
Net income in accordance with U.S. GAAP per Common Share and Non-Voting (basic and diluted)   $     0.26      $     0.27
=================================================================================================================================

The following is a restatement of retained earnings (deficit) to reflect the application of U.S. GAAP:

Periods ended March 31 										    Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year								      $  (844.7)      $  (960.6)
Net income (loss) in accordance with U.S. GAAP							   95.8 	   93.5
---------------------------------------------------------------------------------------------------------------------------------
												 (748.9)	 (867.1)
Less: Common Share and Non-Voting Share dividends paid, or payable, in cash 			   47.3 	   42.7
      Common Share and Non-Voting Share dividends reinvested, or to be reinvested,
       in shares issued from Treasury								    5.7 	    9.2
      Preference and preferred share dividends							    0.9 	    0.9
      Redemption premium on preference and preferred shares in excess of amount
       chargeable to contributed surplus (Note 14(c))						    2.5 	     -
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of period 								      $  (805.3)      $  (919.9)
=================================================================================================================================

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

											       As at	       As at
											     March 31, 	    December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Current Assets										      $ 1,783.3       $ 1,517.3
Capital Assets
  Property, plant, equipment and other								7,710.4 	7,757.8
  Intangible assets subject to amortization							2,591.6 	2,666.0
  Intangible assets with indefinite lives							2,954.6 	2,954.6
Goodwill											3,536.6 	3,536.6
Deferred Income Taxes										  626.0 	  709.0
Other Assets											  631.9 	  623.1
---------------------------------------------------------------------------------------------------------------------------------
										 	      $19,834.4       $19,764.4
=================================================================================================================================
Current Liabilities									      $ 2,215.9       $ 2,154.7
Long-Term Debt											6,675.8 	6,628.4
Other Long-Term Liabilities									1,353.1 	1,367.1
Deferred Income Taxes										1,629.8 	1,638.8
Non-Controlling Interest									    9.7 	   10.7
Shareholders' Equity										7,950.1 	7,964.7
---------------------------------------------------------------------------------------------------------------------------------
											      $19,834.4       $19,764.4
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

											       As at	       As at
											     March 31, 	    December 31,
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
													(restated - Note 2(b))
Shareholders' Equity under Canadian GAAP						      $ 6,540.2       $ 6,521.2
Adjustments:
  Purchase versus Pooling Accounting (a), (c) - (f)						1,502.0 	1,512.9
  Additional goodwill on Clearnet purchase (e)							  123.5 	  123.5
  Convertible debentures (including conversion option) (f)					   (9.0)	   (8.8)
  Accounting for derivatives (g)		(0.1)	(0.1)
  Accumulated other comprehensive income (loss) (i)						 (206.5)	 (184.0)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							      $ 7,950.1       $ 7,964.7
---------------------------------------------------------------------------------------------------------------------------------
Composition of Shareholders' Equity under U.S. GAAP
  Preference and preferred shares
    TELUS Communications Inc. Preference Shares and Preferred Shares (Note 14(c))	      $       -       $    69.7
  Common equity
    Common Shares										4,302.9 	4,282.6
    Non-Voting Shares										4,614.5 	4,585.8
    Options and warrants									   41.1 	   51.5
    Accrual for shares issuable under channel stock incentive plan				    0.6 	    0.6
    Cumulative foreign currency translation adjustment						   (2.3)	   (2.7)
    Retained earnings (deficit) 								 (805.3)	 (844.7)
    Accumulated other comprehensive income (loss) (n)						 (206.5)	 (184.0)
    Contributed surplus										    5.1 	    5.9
---------------------------------------------------------------------------------------------------------------------------------
												7,950.1 	7,895.0
---------------------------------------------------------------------------------------------------------------------------------
											      $ 7,950.1	      $ 7,964.7
=================================================================================================================================

(a) Merger of BC TELECOM and TELUS
The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Operating Expenses - Operations

Periods ended March 31 										   Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Future employee benefits								      $    (4.2)      $    (4.2)
Share-based compensation									    5.4 	     -
---------------------------------------------------------------------------------------------------------------------------------
											      $     1.2       $    (4.2)
=================================================================================================================================

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001 (see Note 2(a) and Note 8(a)). U.S. GAAP requires disclosure of the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting had been applied for awards made after 1994. The fair values of the Company's options granted in 2004 and 2003, and the weighted average assumptions used in estimating the fair values, are set out in Note 8(a). Such impact, using the fair values set out in
Note 8(a) would approximate the pro forma amounts in the following table.

Periods ended March 31 										   Three months
(millions except per share amounts)								2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP
  As reported										      $    95.8       $    93.5
  Deduct: Share-based compensation arising from share options determined under
   fair value based method for all awards							   (6.8)	  (12.3)
---------------------------------------------------------------------------------------------------------------------------------
  Pro forma										      $    89.0       $    81.2
---------------------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
  Basic and diluted
    As reported										      $     0.26      $     0.27
    Pro forma										      $     0.24      $     0.23

(c) Operating Expenses - Depreciation

Periods ended March 31 										    Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Merger of BC TELECOM and TELUS								      $     6.5       $     8.9
Asset impairment										     - 		   18.0
---------------------------------------------------------------------------------------------------------------------------------
											      $     6.5       $    26.9
=================================================================================================================================

Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values). As of March 31, 2004, the amortization of this difference has been completed.

Asset impairment: In the first quarter of 1998, BC TELECOM took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP. As of December 31, 2003, the amortization of this difference had been completed.

(d) Operating Expenses - Amortization of Intangible Assets
As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

								     Accumulated
							Cost	    Amortization		   Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
											       As at	       As at
											     March 31, 	    December 31,
(millions)	 										2004		2003
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Intangible assets subject to amortization
  Subscribers - wireline			      $ 1,950.0       $   228.6 	      $ 1,721.4       $ 1,731.0
  Subscribers - wireless 				  250.0 	  170.6 		   79.4 	   90.3
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							2,200.0 	  399.2 		1,800.8 	1,821.3
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Intangible assets with indefinite lives
  Spectrum licences(1)					1,833.3 	1,833.3 		     - 		     -
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						      $ 4,033.3       $ 2,232.5 	      $ 1,800.8       $ 1,821.3
=================================================================================================================================

(1)Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at March 31, 2004, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
---------------------------------------------------------------------------------------------------------------------------------
2004 (balance of year)											      $   290.8
2005														  274.3
2006														  125.9
2007														   67.4
2008														   53.1

(e) Goodwill
Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing
January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(f) Financing Costs
Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

Convertible debentures: Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders' equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. The principal accretion occurring under Canadian GAAP is not required under U.S. GAAP and the adjustment is included in the interest expense adjustment in the reconciliation.

(g) Accounting for Derivatives
On January 1, 2001, the Company adopted, for U.S. GAAP purposes, the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires that all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income.

(h) Income Taxes

Periods ended March 31 										    Three months
(millions)											2004		2003
---------------------------------------------------------------------------------------------------------------------------------
Current											      $   (29.2)      $  (200.8)
Deferred											   86.4 	  195.6
---------------------------------------------------------------------------------------------------------------------------------
												   57.2 	   (5.2)
Investment Tax Credits										   (0.5)	   (1.0)
---------------------------------------------------------------------------------------------------------------------------------
											      $    56.7       $    (6.2)
=================================================================================================================================

The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Three month periods ended March 31 ($ in millions)		2004					2003
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax at
 statutory income tax rates			      $    53.2 	34.7%		      $    32.3 	37.0%
Tax rate differential on settlement of prior
 year tax issues					   (1.6)				  (47.0)
Revaluation of deferred income tax assets and
 liabilities for changes in statutory tax rates		   (0.8)				     -
Investment Tax Credits					   (0.3)				   (0.6)
Other							    0.9 				    3.3
---------------------------------------------------------------------------------------------------------------------------------
							   51.4 	33.5%			  (12.0)	NM(1)
Large corporations tax					    5.3 				    5.8
---------------------------------------------------------------------------------------------------------------------------------
U.S. GAAP income tax expense (recovery)		      $    56.7 	37.0%		      $    (6.2)	NM(1)
=================================================================================================================================

(1) "NM" - Not meaningful.

(i) Additional Disclosures Required Under U.S. GAAP - Comprehensive
Income
Statement of Financial Accounting Standards No. 130, "Reporting
Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Three month periods ended March 31 (millions)		2004						2003
---------------------------------------------------------------------------------------------------------------------------------
				     Unrealized					     Unrealized
 				    fair value of				    fair value of
				     derivative	      Minimum			     derivative	      Minimum
 				     cash flow 	      pension			     cash flow 	      pension
				       hedges	     liability	       Total	       hedges	     liability	       Total
---------------------------------------------------------------------------------------------------------------------------------
Amount arising			      $   (33.7)      $    (0.9)      $   (34.6)      $    24.2       $    (0.9)      $    23.3
Income tax expense (recovery)		  (11.7)	   (0.4)	  (12.1)	    4.3 	   (0.4)	    3.9
---------------------------------------------------------------------------------------------------------------------------------
Net					  (22.0)	   (0.5)	  (22.5)	   19.9 	   (0.5)	   19.4
Accumulated other comprehensive
 income (loss), beginning of period	  (73.6)	 (110.4)	 (184.0)	  115.7 	  (94.7)	   21.0
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
 income (loss), end of period	      $   (95.6)      $  (110.9)      $  (206.5)      $   135.6       $   (95.2)      $    40.4
=================================================================================================================================

(j) Recently Issued Accounting Standards Not Yet Implemented
As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2004
						   TELUS Corporation


					 	   /s/ James W. Peters
						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary